DTE Energy

evolution amid Revolution

2001 Annual Report

Contents







Gary
MAINTENANCE

Top: Stephanie Beau is one of six Ethnic Marketing representatives helping the company form stronger bonds with diverse segments of our community.

Left: Gary Hinton, nuclear maintenance journeyman, is a winner of the company's Alex Dow Award for his long-standing efforts to reduce maintenance expenses and improve reliability at the Fermi 2 plant.



evolution amid ®evolution



The energy you can count on

DTE Energy delivers certainty in these uncertain times.

Our **industry** is undergoing a **revolution** of change. It's an environment where only the best companies provide year-in, year-out total shareholder returns – companies like DTE Energy that think smart and act smart. This is nothing new for us. The **evolution** of **DTE Energy** spans almost a century. We have a solid track record of making the right decisions at the right time. While we are transforming in exciting new ways, the fundamentals remain intact. When you invest in DTE Energy, you get results.

We provide **energy you can count on** – year after year.

Anthony F. Earley, Jr.
Chairman of the Board and
Chief Executive Officer

DTE Energy

The whole is GREATER than the sum of its parts



UTILITIES
Electric
Natural Gas
Transmission
FUEL MANAGEMENT & ENERGY MARKETING
Energy Trading
Midstream Gas & Supply
Coal Services
Power Generation
ENERGY PROJECTS & SERVICES
On-site Projects
Landfill Gas Recovery
Coke Batteries
Synfuel Facilities
ENERGY TECHNOLOGY
Distributed Generation
Venture Capital Investments

evolution amid ®evolution

Utilities

Business	Overview	Customers
Electric (Detroit Edison)	Generates and distributes electricity throughout Southeastern Michigan.	2.1 million residential, commercial and industrial customers as well as retail marketers.
Natural Gas (MichCon)	Purchases, stores and distributes natural gas throughout Michigan.	1.2 million residential, commercial and industrial customers as well as retail marketers.
Transmission (International Transmission Company)	Transmits electricity as part of the Midwest Independent System Operator (MISO).	Detroit Edison, retail marketers and other transmission dependent companies.

Fuel Management & Energy Marketing

Business	Overview	Customers
Energy Trading	Markets and trades electricity and natural gas.	Wholesale customers, retail suppliers and other energy trading firms.
Midstream Gas & Supply	Operates more than 1,100 Antrim gas wells; owns and operates extensive natural gas gathering, processing and storage facilities; owner in several strategic pipelines linking the Midwest, Northeast and Canada.	Gas wholesalers, marketers, utilities, aggregators, trading companies and pipeline customers who transport large volumes of gas on behalf of other customers.
Coal Services	Provides coal sourcing and transportation, coal tolling services; rail car maintenance, repair, sourcing and fleet management; coal and emissions trading.	Utilities, independent power producers and industrial customers in North America; owners and operators of rail fleets; rail shippers.
Power Generation	Owns and operates independent power plants that generate energy for sale on the open market and/or to energy traders under long-term contracts.	Utilities, independent power producers and energy-intensive businesses.

Energy Projects & Services

Business	Overview	Customers
On-site Projects	Develops, owns, operates and maintains on-site energy projects, including cogeneration, powerhouses, backup generation, heating and cooling services, waste water treatment, compressed air and other utility services.	Energy-intensive companies (industrial, commercial and institutional).
Landfill Gas Recovery	Recovers landfill gas to produce steam, electricity and pipeline quality gas.	Landfill owners, utilities and industries located close to landfills.
Coke Batteries	Owns and operates coke facilities.	Steel industry.
Synfuel Facilities	Owns and operates synfuel facilities.	Coke producers, utilities and independent power producers.

Energy Technology

Business	Overview	Customers
Distributed Generation	Markets and distributes a broad portfolio of distributed generation products; provides application engineering; monitors and manages system operations.	Retail, commercial, institutional, industrial and residential customers; utilities, municipalities, cooperatives and government agencies.
Venture Capital Investments	Invests venture capital in new energy technologies.	DTE Energy Shareholders.

Financial Highlights

Earnings GROW as promised

	2001	2000	% Change
(Dollars in Millions, except per share amounts)			
Operating Revenues			
Electric Utility	$ 4,051	$ 4,129	(1.9)
Gas Utility	603	-	-
Non-regulated Operations	3,195	1,468	117.6
	$ 7,849	$ 5,597	40.2
Net Income			
Electric Utility	$ 369	$ 427	(13.6)
Gas Utility	23	-	-
Non-regulated Operations	162	84	92.9
Corporate & Other	(18)	(27)	33.3
	536	484	10.7
Merger and Restructuring Charges	(175)	(16)	-
MCN Energy Goodwill Amortization	(29)	-	-
	$ 332	$ 468	(29.1)
Diluted Earnings per Share			
Electric Utility	$ 2.40	$ 2.99	(19.7)
Gas Utility	0.15	-	-
Non-regulated Operations	1.05	0.59	78.0
Corporate & Other	(0.12)	(0.19)	36.8
	3.48	3.39	2.7
Merger and Restructuring Charges	(1.13)	(0.12)	-
MCN Energy Goodwill Amortization	(0.19)	-	-
	$ 2.16	$ 3.27	(33.9)
Dividends Declared per Share	$ 2.06	$ 2.06	-
Dividend Yield	4.9%	5.3%	(7.5)
Average Common Shares Outstanding (Millions)			
Basic	153	143	7.0
Diluted	154	143	7.7
Book Value per Share	$ 28.48	$ 28.14	1.2
Market Price at Year End	$ 41.94	$ 38.94	7.7
Total Market Capitalization	$ 6,758	$ 5,554	21.7
Capital Expenditures	$ 1,096	$ 749	46.3
Total Assets	$ 19,228	$ 12,656	51.9
System Sales (kWh-Millions)	50,248	52,408	(4.1)

Earnings Per Share



'01
$1.05*
$2.55*
'00
$.59
$2.99*
'99
$.47
$3.00
Non-regulated
Regulated

Non-regulated earnings increased due to growth and expansion of those businesses, while regulated earnings were impacted by economic conditions and weather.

*** Excludes merger and restructuring charges, and goodwill amortization.**


DTE Energy

DTE Energy Chairman and Chief Executive Officer Tony Earley.

We are strategically and financially positioned for **SUCCESS**

Radical change. Constant motion. Turbulence. Transformation. Revolution. That's the world we live in. That's the energy industry today. Our job is to manage within that world and minimize the risk investors face.

Evolution implies steady improvement. Growth. The unfolding of something new. That's DTE Energy. Evolution amid revolution.

We have a solid track record of meeting our commitments to you. It is backed by more than a century of service, a disciplined growth strategy and a dynamic portfolio of businesses.

When you invest in DTE Energy, you get results – year after year. We worked extremely hard to reach our 2001 earnings target of $3.50 per share, excluding goodwill amortization and costs related to our merger with MCN Energy. And we ended the year just 2 cents short. That's a major achievement considering the tough conditions we faced throughout the year. Many factors were at play. New competition. Growing environmental pressures. Backlash from the California energy crisis. Merger integration challenges. An electric rate freeze. Volatile fuel prices. Recession and war. Still, we delivered on our promise to you.

We reported 2001 earnings of $536 million, or $3.48 per diluted share. This excludes the impact of merger and restructuring charges, and goodwill amortization. Earnings for the year 2000, excluding merger charges, were $484 million, or $3.39 per diluted share.

Including merger charges and goodwill amortization, DTE Energy reported 2001 earnings of $332 million, or $2.16 per diluted share. This compares to 2000 earnings of $468 million, or $3.27 per diluted share.

The weak economic climate and mild weather in the fourth quarter hurt both our electricity and gas sales. But as a result of targeted cost reduction programs throughout the company and increased earnings growth in our non-regulated subsidiaries, our company met its performance commitments.

For the year 2001, DTE Energy stock provided a total return of 13 percent. This ranking placed us second out of the 29 companies in the Standard & Poor's Electric Utility Index. DTE Energy and just four others in the index showed a positive stock return for the year.

We had a good year. It was marked by many highlights. Tops among them was our merger with MCN Energy. After two long years of planning and waiting, we completed the transaction on May 31, 2001. Then we began a sweeping effort to integrate both companies and realize the many synergies that made the transaction so appealing.

We began consolidating our infrastructure, combining overlapping organizations and streamlining operations. We also said goodbye to more than 1,200 employees who opted to take early retirement and voluntary separation packages.

As a result of recent electric restructuring legislation in Michigan, we issued $1.75 billion in securitized bonds to refinance existing financial obligations. Sale of these bonds gave us the resources to pass along savings to customers. By year end, all Detroit Edison residential and business customers were enjoying a 5-percent rate reduction.

At the same time, our plants continued to improve operations. Detroit Edison's Fermi 2 nuclear power plant remained a top industry performer operating 518 of 521 days between fueling outages.

Detroit Edison's fossil fleet reduced random outage rates during the summer months to a five-year low, a 30-percent improvement during that time period. This was the direct result of the company's long-term equipment reliability program. This is important because the lower our outage rate, the less we have to buy at spot power prices. Our subsidiary, Midwest Energy Resources Company (MERC), for the eighth consecutive year, moved a record amount of low-sulfur Western coal throughout the Great Lakes region.

On the energy distribution side of the business, we implemented new processes to manage operations more efficiently. We increased line clearance productivity 16 percent. This improves the impact major storms have on our wires and poles. We also improved the timeliness of new connections 12 percent.

MichCon also ended the year with an impressive record of achievements, including a leak response time of 23 minutes, seven minutes faster than the industry standard. Operating efficiency remained a focus. Costs to operate MichCon's transmission pipelines, gate stations and meter stations were 10 percent lower in 2001 than the prior year.

During 2001, the company expanded its reach through agreements with three natural gas-fired independent power producers in Michigan and our own subsidiary, DTE Energy Resources, to provide gas storage and transportation services. In addition, we completed the final phase of construction of the 344-mile Vector Pipeline. The international pipeline, owned in part by DTE Energy Gas, transported 250 billion cubic feet of gas – or 98 percent of total capacity – during its first full year in operation.

Our non-regulated energy management businesses had a very strong showing in 2001. We expanded our synfuel program, processing 2.3 million tons of coal. We own a total of nine synfuel facilities, four of them under construction. We began construction of on-site energy projects at General Motors' engine plant in North Tonawanda, N.Y., and assembly plant in Moraine, Ohio. We nearly doubled our DTE Coal Services profits. We continued to grow our energy trading operation, including the addition of coal and emissions trading. And we successfully launched our 32nd biomass landfill gas recovery project.

A dynamic portfolio of businesses fuel our growth. Among our future expectations for growth is our non-regulated energy technology business focused on distributed generation (DG). DG allows individual homeowners and businesses to generate power at or near the point of use. Our DTE Energy Technologies subsidiary broadened its portfolio of DG products through partnerships with world class companies. It launched an operations center to monitor DG systems around the clock. It is also expanding its sales and distribution network worldwide to places such as Europe and Asia.

What makes our complete package of non-regulated businesses so exciting is how they complement each other and leverage our unique strengths as a company. DG is a good example. DTE Energy Technologies can leverage the fuel supply and expertise of DTE Energy


Detroit Edison
michcon

Detroit Edison linemen (from left) Dino Notti, Horatio Hughes and Scott Olechnowicz; and MichCon distribution crew members Brian Leapheart and Joel Alvardo.

Trading and DTE Energy Gas to provide more complete energy solutions to our customers.

On-site energy projects also take advantage of our many capabilities across business lines. Using DTE Energy's power plant expertise, DTE Energy Services constructs or operates on-site energy projects for large industrial customers. Natural gas to fuel these projects is supplied by DTE Energy Trading or DTE Energy Gas.

Our energy management businesses are expected to fuel DTE Energy's growth in the near to midterm. Then distributed generation and other emerging technologies could become substantial contributors to our company's growth.

A disciplined strategy guides our growth. Our goal is to provide sustained earnings growth in the 6 percent to 8 percent range.

Although the current economic downturn may impact the rate of new business growth, we will pursue four strategies to meet our target: 1) achieving core business excellence; 2) creating continued new business growth; 3) becoming the premier integrator of distributed generation technologies; and 4) creating a performance-focused culture.

Achieving core business excellence involves:

- Realizing our merger synergy targets and continuing to consolidate infrastructure.
- Developing and deploying the DTE Energy Operating System. This is an approach to running our businesses that borrows from the practices auto companies and others used to create highly efficient organizations. The DTE Energy Operating System will help us streamline operations and standardize processes to run more effectively. The system will be vigorously pursued in 2002.
- Continuing to manage the challenges arising from Electric Choice. We must find ways to profitably serve both customers seeking energy and delivery services, and those requiring only delivery services. We must also capture the profit potential of wholesale energy available as a result of reduced requirements to provide retail energy.
- Balancing customer service and regulatory performance goals. We must maintain the highest levels of service and performance to meet and exceed customer expectations.

We must also create new opportunities for our company to grow. This involves:

- Implementing our plan to expand our energy management businesses across the board.
- Identifying growth prospects that leverage our integrated gas and electric capabilities.
- Identifying development investment opportunities.
- Profitably integrating our new gas trading operation into DTE Energy Trading.

A third growth strategy is becoming the premier integrator of DG. To get there we must:

- Meet product development and sales goals, and timetables.
- Provide the right mix of products and services to meet all of our customers' DG needs.
- Continue to build partnerships with world class companies.
- Meet all financial targets. This business, established in 1998, recorded 2001 sales of $19.3 million, with a goal to more than double sales in 2002. We expect it to be profitable in 2003.

Our fourth growth strategy is creating a performance-focused culture that supports our business goals. We want all our employees to view themselves as business partners in delivering results. That means sharing in the risks and rewards.

We face many challenges in 2002. One of the most difficult will be riding out the recession. We expect

DTE Energy's Diversified Business Portfolio


1997
2001
2005
Projected
Regulated Utilities
Fuel Management and Energy Marketing
Energy Projects
Energy Technology

DTE Energy's non-regulated businesses represented $162 million, or 30 percent of net income in 2001, excluding the impact of merger and restructuring charges, and goodwill amortization. They are expected to represent more than 40 percent of net income by 2005.

continued weakness in the commercial and industrial segments of our electric utility business at least through the first half of the year. In addition, we must cope with the impact of customer choice in our electric and gas utilities.

But we also face many exciting opportunities to hasten the transformation of our company. We have a sound and proven strategy. We have a strong portfolio of businesses – diverse, but complementary. We have a healthy balance sheet. We have a dynamic leadership team. We have a creative and dedicated work force. And we have the passion, the fortitude and the resources to excel in the 21st century.

Watch us grow.

Anthony F. Earley, Jr.
Chairman and Chief Executive Officer
January 31, 2002



Senior Vice President
and Chief Financial Officer
Dave Meador.

DTE Energy is a consistent [illegible] SOLID [illegible]

Why is DTE Energy a good investment? Senior Vice President and Chief Financial Officer Dave Meador explains what makes DTE Energy the right choice for you.

Q: What makes DTE Energy a better investment than other energy companies?

A: We believe we have a unique investment profile. The majority of our business consists of two utilities – our electric company, Detroit Edison, and our gas company, MichCon. These are well run, stable businesses that provide cash flow to fund our dividend. Our dividend yield, given our stock price today, is around 5 percent. If you add to that our growth rate (a range of 6 percent to 8 percent), we have a very attractive return – in the 11-12 percent range.

On the non-regulated side, we stick to our core competencies – energy project-based businesses – and grow in a controlled manner. We don't take excessive risk. In 2001, 30 percent of our operating net income (excluding merger and restructuring charges, and goodwill amortization) was non-regulated and that will grow to more than 40 percent by 2005.

The third area that makes us different is our energy technology work. We think that in the long term, our DTE Energy Technologies subsidiary will be a unique force in this industry.

Q: Is it realistic to target an 8-percent growth rate in today's economy?



A: This is a long-term objective and we believe the recession will be short term in nature. The key is aligning employee compensation with performance and putting other controls in place to help us pursue growth in a responsible manner. Another key is maintaining a strong balance sheet.

I think the whole industry went overboard on growth and the stock market went overboard on technology. Now people are beginning to understand that some of the higher growth companies brought an extreme amount of risk with them. We're not willing to do that. We think there's going to be a major recalibration of industry market expectations, with growth rates in the 4 percent to 10 percent range as opposed to 10 percent to 20 percent range.

Q: How has DTE Energy's stock performed over time compared to others in the industry?

A: We've done very well versus our peers in the two indices we track – the Dow Jones Electric Utility Index and the Standard & Poor's Index. Our stock price, combined with our dividend, provided a total return of 13 percent in 2001 and 29 percent in 2000.

Our performance over time is generating credibility. Investors are recognizing our stability and risk-adjusted growth.

Q: What are your earnings projections for 2002?

A: Our target for 2001 was $3.50 per share, excluding goodwill amortization and one-time merger-related costs. Building off that, we set a 2002 target of $4.10-$4.20, in line with our 6 percent to 8 percent long-term growth target.

These projections, however, were made before the recession hit. Since then, our electric load has dropped significantly and not fully recovered. Also, with the start of customer choice, it is difficult to predict how much load will be lost. As a result, we adjusted our target to a broader range of $3.70-$4.00 to reflect the economic uncertainty we expect in 2002. This target is predicated on a shorter recession with a rebound in the second half of 2002. We're still optimistic this will happen.

Five key variables, could affect our ability to meet this target: 1) achieving merger synergies; 2) growing non-regulated businesses to plan; 3) the length and depth of the recession; 4) the weather; and 5) the impact of customer choice.

Q: What will be the largest contributors to earnings growth?

A: Our non-regulated businesses are expected to ramp up to $170-$190 million in net income for 2002 from $162 million in 2001. The largest contributor is expected to be coal-based fuels, primarily our synfuel operations. We also have high expectations for our trading business. While our distributed generation business will not contribute earnings in 2002, it will produce enough revenue from products and services in 2002 to cover its field sales and distribution network expenses.

Value of $100 Invested

Total Return - Dividends Reinvested



130
120
110
100
90
70
DTE Energy
S & P Electric Utility Index
Dec 00
Jan 01
Feb 01
Mar 01
Apr 01
May 01
Jun 01
Jul 01
Aug 01
Sep 01
Oct 01
Nov 01
Dec 01

The company's performance in 2001 outpaced the Standard & Poor's Electric Utility Index. DTE Energy's stock price, combined with its dividend, provided a total return of 13 percent for the year.

Our ability to grow these businesses as planned, and the length and depth of the recession – among other variables – could affect the results of these businesses.

Q: How do your utilities support your growth strategy?

A: In January 2002, MichCon returned to a fuel clause gas cost recovery mechanism. That means it passes the cost of gas to its customers and generates profit only from a delivery charge. MichCon's challenge in 2002 will be to maintain excellent levels of customer service and a safe environment for its employees, while streamlining operations to drive efficiencies.

On the electric side of the business, we are entering our first full year of rate freeze. It's also the first full year of customer choice. Our challenge and opportunity is closely managing fuel and purchased power costs, running our plants well, and maintaining high levels of customer satisfaction.

Operating as a commercial business in this rate freeze environment is no easy task, but we're not sitting still. We purchased, in advance and at favorable prices, virtually all of our peak electricity requirements for 2002, as well as most of our coal requirements for the year.

We are also focused on managing our plants well so they are available when we need them. In 2001, we proactively invested in those plants so that they are in a higher state of readiness.

Q: What is your investment strategy when it comes to new businesses?

A: We take a very disciplined approach to our investments. We look at three dimensions: return on investment, payback and risk.

We're just as pleased about the opportunities we walk away from as we are the deals we close. We're very careful about the risks we assume as we grow earnings. This supports our investment thesis of growth at a reasonable risk. If we don't find investments that meet our very specific criteria, we won't spend the money. Instead, we may buy back stock or pay down debt to keep our balance sheet strong.

Q: What kinds of new investments fit your growth strategy?

A: They must be energy related, and complement our core competencies and skills. We're not going to buy a telecom or Internet business, for example. They don't play off our strengths as a company.

Q: What is your vision of the company in 2002/2003?

A: We will balance several priorities. One is continuing to integrate the operations of MichCon and Detroit Edison. Another is servicing our customers well. A third priority is growing our bottom line while maintaining a healthy balance sheet.



Q: What are your balance sheet targets?

A: We have an objective of remaining a solid investment grade rating with leverage in the range of 50 percent to 55 percent. This will give us the flexibility to access capital as we grow the business.

Q: Could what happened at Enron happen at DTE Energy?

A: No. In our view, what happened at Enron was at best a combination of investment failures masked by aggressive financial reporting. The final chapter will be written at the conclusion of the multiple investigations under way. At DTE Energy, we believe in strategy, discipline and sticking to what we know best. We have established growth targets that don't entail unreasonable risks. We also take integrity very seriously. It is one of the company's five corporate values that guide all of our business decisions.



With integrated gas and electric operations, we will be an even STRONGER player

Our utilities provide a solid base upon which to grow. They are consistent performers over market cycles. They provide the cash we need to fund a healthy dividend and to invest in our future. They also provide the expertise and real-world experience we need to grow our non-regulated businesses.

We have a long and proud history of serving Michigan electric and natural gas customers through our principal subsidiaries, Detroit Edison and MichCon. Both utilities are focused on making continuous improvements to operations and customer service, while at the same time reducing costs.

Immediately after completing our merger with MichCon on May 31, 2001, we began integrating operations. This involves widespread consolidation of our infrastructure, from billing systems to customer service operations to budgeting and benefits. This work will continue throughout 2002 to achieve the cost synergies we've targeted for the year.

Despite a year of many challenges, we remained focused on the customer. In 2001, we spent more than $500 million to maintain and improve the electrical system. We plan to do the same in 2002. This helps us provide energy to our customers whenever they need it.



Left: Tamara Clabon is one of 550 DTE Energy customer representatives that provide information to our customers.

Much progress was also made in restructuring our transmission operations into an independent and competitive business. Late in the year, our International Transmission Company (ITC) subsidiary began turning over certain operational functions to the Midwest Independent System Operator (MISO). MISO is now responsible for security coordination and monitoring of regional power flows to ensure electric system reliability.

MichCon continues to broaden its reach and capabilities. It recently completed construction of facilities to provide natural gas service to a 680-megawatt electric generating station in mid-Michigan. When the peaking plant begins operation in the summer of 2002, the MichCon facility will provide it with natural gas transmission, storage and load balancing services. This project demonstrates how traditional utilities can work together with independent energy merchants to help meet the energy needs of Michigan and surrounding states.

We believe partnerships like these will help Michigan move to an open energy market in which both residents and businesses benefit from competitive prices and economic development.

An integrated portfolio of energy management businesses will SUSTAIN our growth

Our energy management businesses are expected to drive the company's growth in the near to midterm. They include a wide range of non-regulated businesses spanning fossil fuels, natural gas, power generation, landfill gas recovery, energy trading and on-site energy services. This broad portfolio of assets and customers represents combined sales of approximately $3 billion and $162 million in net income, up 93 percent over the previous year.

We use a disciplined approach to investing that lowers our risk and raises our upside potential. It involves building a portfolio of complementary and inter-linked businesses that capitalize on our unique strengths.

Leveraging our power plant expertise, we are constructing two natural gas-fired power generation projects – one in Michigan and one in Illinois. When completed in 2002, they will generate a combined 480 megawatts of electricity.

We are increasing our emphasis on developing on-site energy projects for large industrial and commercial customers in 2002. Two major projects for General Motors are currently under construction. To support its





engine plant in North Tonawanda, N.Y., we will own and operate a chilled water and waste water treatment facility. We will support GM's Moraine, Ohio, assembly plant with a compressed air facility.

Our synfuel facilities are built around our leadership in the coal market. They provide strong earnings and cash flows, as well as tax credits that enable very efficient tax management.

Synfuel is made by capturing fine particles of coal, then processing it into a product that is burned either to produce energy at power plants or to fuel steel plant coke batteries. DTE Energy is a growing synfuel producer with nine facilities. Our synfuel operations leverage many of the skills and relationships our portfolio of non-regulated businesses offer – from developing and permitting, to coal and emissions trading and transportation, to project management and financing.

The coordination and synergies across our energy management businesses provide substantial growth opportunities. As we move forward, we will continue to look for new ways to strengthen our existing operations and add complementary businesses.



**Left: Steve Earhart develops on-site power projects for the company's DTE Energy Services subsidiary.
Above, left: Tom Weeks, DTE Energy Trading.
Above: Angela Bass, Detroit Edison Warren Service Center.**



Emerging technologies will REINVENT our future

Staying ahead of the curve. That's our strategy when it comes to emerging technologies. First, we identify new technologies with strong earnings potential that complement our existing businesses. Next, we find innovative ways to participate. Then we build leadership.

Our growing success with distributed generation (DG) is a classic example of the way we're implementing this strategy to reinvent our future. DG generates safe, clean, affordable, reliable, high-quality power at or near the point of use, rather than at large central power stations. We believe so strongly in the future of DG that we established a subsidiary to capitalize on it.

DTE Energy Technologies has a mission to become a dominant player in the DG market, providing one-stop shopping that fills customers' total energy needs.

Our DG products will use a wide range of technologies from standby generators to external combustion engines, to mini-turbines and fuel cells. Our target customers are as varied as our product offerings. They include utilities, retailers, data centers, Internet service providers, supermarket chains, subdivision developers, real estate managers and homeowners.



Left: Ed Henderson is part of the DTE Energy Technologies team developing distributed generation solutions for customers.
Below, left: Mike Faubert (left) DTE Energy Technologies, with financial analyst.
Below, right: Jim Gariepy (left), with ITS teammate.

We're using standby products as the initial platform for building our DG business, having profitably sold more than 350 units in 2001. At the same time, we are building the most complete portfolio of continuous DG products offered in the market by partnering with leading manufacturers such as Plug Power, iPower and TurboGenset. DTE Energy Technologies has exclusive worldwide distribution rights for many of these products. We currently have eight sales offices across North America and are expanding our international distribution network through relationships with strategic partners in Canada, South America, Europe and Asia.

In addition, DTE Energy Technologies recently launched a System Operations Center providing remote management and maintenance of customer generators anywhere in the world, 24 hours a day, seven days a week. We also provide application engineering that – along with operations support – makes designing, installing and operating DG systems essentially hassle-free for customers.

We intend to be the leading supplier of integrated distributed generation solutions for the 21st century. We are well on our way to achieving this goal.

The people of DTE Energy DRIVE our success

You can have good products and good service, but it takes good people to build great companies. We have that at DTE Energy.

A diverse and entrepreneurial leadership team guides our company. An experienced and high-performance work force fuels our success. We are building an employee base that views itself as a business partner in delivering results.

To create this mindset, we are developing leaders who support and live the culture. We are creating a learning organization that fosters continuous development. We are strengthening our work force planning efforts, and improving recruitment and retention of key talent. And we are redesigning our compensation and performance systems to more effectively manage for results.

Every one of our employees plays a role in the success of our company. Their contributions are helping us achieve new levels of quality, service and performance. Take a look at one of the 2001 Quality Service Award recipients in our gas business. The MCN Oil and Gas team, suggested transforming the oil and gas well business from an investment company into the second largest well operator in Michigan. Today, this business runs more than 1,100 oil and gas wells and is one of Michigan's lowest cost oil and gas well operators.



This innovation significantly reduced lease operating expenses and administrative costs, resulting in net savings of $5.6 million.

Teamwork, at all levels, is a key to our ongoing success. Growing trust between labor and management plays a critical role. Thanks to the work of the Union-Management Partnership, all of our employees are learning to communicate candidly and problem-solve together.

As the Belle River power plant prepares for an outage in early 2002, for example, a team of represented and non-represented employees gets ready to replace the plant's main control systems. The work includes installing more than 80 miles of new wiring. A dynamic team of in-house tradespeople is performing the work and assisting with leadership responsibilities. Their efforts are reducing project costs and strengthening work relationships. This project reflects the vision of the Partnership – to create a culture where all employees are fully engaged, collaborative decision-making is the norm, and represented employees are empowered to work as leaders to manage day-to-day activities.

It is the people of DTE Energy who provide a competitive edge. We are working hard to create an environment where they can contribute to their potential.



Left: Quality Service Award recipient Ruth Nowicki (left), a member of the MCN Oil and Gas team; John Quaine from the Belle River outage team; and Learning Zone Coordinator Gloria Barnes.

Above, from left: Pat Powell, Economic Development; Kathy McKnight, Monroe power plant; Ben Simon, Information Technology; Robert Blacksher, Pontiac Service Center; David Hughes, Trenton Channel power plant; Iqbal Singh, Ethnic Marketing; Andre Alexander, Field Support.









Keeping the environment clean is both a PRIORITY and a challenge

All of us share the same goal – a cleaner environment for our children ... and their children ... and their children. The challenge is creating a realistic plan to achieve this vision – one that balances environmental and economic concerns.

Our company has a strong tradition of meeting, and often exceeding, our environmental commitments.

We're proud of the inroads we've made. Yet pressure is mounting to do more. We are spending more than $625 million to comply with requirements established to address ozone concerns in the Northeast. The focus is Detroit Edison's Monroe power plant, one of the nation's largest fossil fuel operations. We are adding selective catalytic reduction systems to this plant and combustion controls and low nitrogen oxide (NOx) burners to additional units. These projects will reduce Detroit Edison's NOx emissions by 65 percent to 70 percent during the ozone season.

We have been a leader in demonstrating that energy production and environmental protection need not be competing priorities. Our Trenton Channel facility, for example, is the state's first power plant to earn ISO 14001 certification for its environmental efforts. We earned



Left: Bill Terassi, lead for the selective catalytic converter systems project for Monroe power plant.
Below, left: Bret St. John at the Riverview Land Preserve.
Below, right: Melva Macklin plants Peace Pole garden; Boyscout Troop 294 builds a nature walk at the Fermi 2 power plant.

this recognition through the strong relationships forged under our Union-Management Partnership. In addition, our St. Clair, Belle River, Monroe and Fermi 2 power plants were each honored by various organizations for their environmental stewardship in 2001.

Through 2001, our subsidiary, DTE Biomass Energy, has recovered more than 90 billion cubic feet of landfill gas – the equivalent to 20 million tons of carbon dioxide. The environmental benefits of recovering this gas – that would otherwise be released into the atmosphere – are equivalent to planting 650 million trees.

Six DTE Energy Green Teams of company employees, retirees and their families work on environmental projects on company property and in the communities we serve. They volunteer for a wide range of projects from picking up litter to installing and monitoring nest boxes for birds and ducks.

At DTE Energy, we believe that our obligation to serve goes beyond the delivery of safe, reliable and economical energy products and services. We also have an obligation to enhance the quality of life for today's society and for generations to come. Environmental stewardship is at the heart of this commitment.

A progressive team of OFFICERS leads our transformation



Anthony F. Earley, Jr., 52, is chairman, president, chief executive officer and chief operating officer (COO) of DTE Energy. He joined Detroit Edison in 1994 as president and COO and that same year was elected a company director. He was elected to his current position in 1998. Before joining DTE Energy, Earley served as president and COO of Long Island Lighting Company where he had worked since 1985.



Gerard M. Anderson, 43, is president and chief operating officer of DTE Energy Resources Group. He was named to his present position in 1998. Previously he was executive vice president of DTE Energy. Anderson joined the company in 1993 from McKinsey & Co., where he was a consultant in the energy and financial arenas.



Robert J. Buckler, 52, is president and chief operating officer of DTE Energy Distribution Group. He joined the company in 1974 and was named to his current post in 1998. He has held numerous positions throughout the organization including power plant engineering, construction and operation, fuel supply management, transmission and distribution operation, customer service, marketing and strategic planning.



Stephen E. Ewing, 57, is president and chief operating officer of DTE Energy Gas Group. He joined the company in 2001 from MCN Energy, where he served as its president and chief operating officer, and president and chief executive officer of its primary subsidiary, MichCon. Ewing joined MichCon in 1971, holding executive positions in corporate planning, personnel, administration and customer service.



Susan M. Beale
Vice President
Corporate Secretary



Pamela A. Biesecker
Vice President
Tax



Daniel G. Brudzynski
Vice President and
Controller



Michael E. Champley
Senior Vice President
Energy Marketing and
Trading



Howard L. Dow III
Senior Vice President
Strategic Planning
and Development



Lynne Ellyn
Senior Vice President
and Chief Information
Officer



Harold Gardner
Senior Vice President
Corporate Services



Douglas R. Gipson
Executive Vice
President and Chief
Nuclear Officer
Detroit Edison



Joyce V. Hayes-Giles
Senior Vice President
Customer Service
Detroit Edison and
MichCon



Thomas A. Hughes
Vice President and
General Counsel
Detroit Edison and
MichCon



Nick A. Khouri
Vice President and
Treasurer



Steven E. Kurmas
Senior Vice President
Midstream & Supply
DTE Energy Gas
MichCon



Ron A. May
Senior Vice President
Energy Distribution
Detroit Edison



David E. Meador
Senior Vice President
and Chief Financial
Officer



William T. O'Connor
Vice President
Nuclear Generation
Detroit Edison



Sharon E. O'Niel
Vice President
Information
Technology Services



Eric H. Peterson
Senior Vice President
and General Counsel



Michael C. Porter
Vice President
Corporate
Communications



William R. Roller
Vice President
Fossil Generation
Detroit Edison



Wayne H. Schafer
Vice President
Gas Distribution
DTE Energy Gas
MichCon



Frederick E. Shell
Vice President
Corporate and
Governmental Affairs



Larry E. Steward
Vice President
Human Resources



S. Martin Taylor
Senior Vice President
Human Resources
and Corporate Affairs



Laura A. Winiarski
General Auditor

Select Subsidiary Presidents



Randall D. Balhorn
President
DTE Energy Trading



G. Paul Horst
President
DTE Energy
Technologies



Barry G. Markowitz
President
DTE Energy Services



Evan J. O'Neil
President
DTE Coal
Services



Curtis T. Ranger
President
DTE Biomass
Energy



Richard L. Redmond
President
MCN Oil & Gas



Fred L. Shusterich
President
Midwest Energy
Resources (MERC)



Joseph L. Welch
President
International
Transmission Company



A dynamic BOARD empowers our growth



Terence E. Adderley, 68, is chairman, president and chief executive officer of Kelly Services Inc. He was appointed its president and CEO in 1967 and has served as the company's chairman since 1998. He was elected to the DTE Energy Board in 1987. (E, F, O)



Lillian Bauder, 62, is vice president of Corporate Affairs for Masco Corporation and president of the Masco Corporation Foundation since 1995. She joined DTE Energy's Board in 1986. (A, E, N, P)



David Bing, 58, is chairman of the board of Bing Group Inc., a position he has held since 1985, and chairman of Superb Manufacturing since 1987. Mr. Bing joined the DTE Energy Board in 1985. (A, O, S)



Anthony F. Earley, Jr., 52, is chairman, president, chief executive officer and chief operating officer of DTE Energy since 1998. He joined DTE Energy in 1994 as president and chief operating officer, the same year he was elected to the DTE Energy Board. (E)



Allan D. Gilmour, 67, is retired vice chairman of Ford Motor Company. He was elected to the DTE Energy Board in 1995. (C, E, F, O, S)



Alfred R. Glancy III, 63, former chairman and chief executive officer of MCN Energy Group, served in that position from 1988 until 2001. He was chairman of MichCon from 1984-2001 and served as its CEO from 1984-1992. He joined DTE Energy's Board in 2001. (F)



Frank M. Hennessey, 63, is chairman of EMCO Limited. Prior to that he served as vice chairman and chief executive officer of MascoTech. He served on the Board of MCN Energy since 1988 and joined the DTE Energy Board in 2001. (A)



Theodore S. Leipprandt, 68, is owner of Leipprandt Orchards and retired president and chief executive officer of Cooperative Elevator Co. He was elected to the DTE Energy Board in 1990. (A, N, P)



John E. Lobbia, 60, retired as chairman and chief executive officer of DTE Energy and Detroit Edison in 1998. He joined the company in 1965 and has served on the DTE Energy Board since 1988. (F, N)



Eugene A. Miller, 64, is chairman of Comerica Incorporated and Comerica Bank. He retired as president and chief executive officer at the end of 2001. Mr. Miller joined the DTE Energy Board in 1989. (C, E, F, O)



Charles W. Pryor, Jr., 57, is president and chief executive officer of Westinghouse Electric, a position he has held since 1997. Mr. Pryor joined the DTE Energy Board in 1999. (N)



Howard F. Sims, 68, is chairman and chief executive officer of Sims Design Group Inc. He also serves as chairman of The SVA Group and SV Associates LLC. He served on the Board of MCN Energy since 1988 and joined the DTE Energy Board in 2001. (C)

Committee Membership:
A - Audit, C - Corporate Governance, E - Executive, F - Finance, N - Nuclear Review, O - Organization and Compensation, P - Public Responsibility, S - Special Committee on Compensation

MANAGEMENT'S DISCUSSION AND ANALYSIS of Financial Condition and Results of Operations

Merger Completed – On May 31, 2001, DTE Energy Company (DTE Energy or the Company) completed the acquisition of MCN Energy Group Inc. (MCN Energy). As discussed further in Note 2, MCN Energy merged with DTE Enterprises Inc., (Enterprises), a wholly owned subsidiary of the Company, with Enterprises being the surviving corporation. The operations of Enterprises are included in the Company's consolidated results from the date of acquisition. Enterprises, a Michigan corporation, is an exempt holding company under the Public Utility Holding Company Act of 1935. Enterprises is primarily involved in natural gas production, gathering, processing, transmission, storage, distribution and energy marketing. Enterprises' largest subsidiary, Michigan Consolidated Gas Company (MichCon), is a natural gas utility serving 1.2 million customers in a 14,700 square-mile area in Michigan.

RESULTS OF OPERATIONS

DTE Energy's earnings in 2001 were $332 million or $2.16 per diluted share, compared to earnings of $468 million, or $3.27 per diluted share in 2000. As subsequently discussed, the comparability of earnings was affected by merger and restructuring charges and goodwill amortization associated with the MCN Energy merger that reduced after-tax earnings by $204 million, or $1.32 per diluted share in 2001. The Company also recorded merger-related charges in 2000 that reduced earnings by $16 million, or $.12 per diluted share. See Note 3 – Merger and Restructuring Charges included herein for additional information. Excluding the merger and restructuring charges and goodwill amortization, DTE Energy had 2001 earnings of $536 million, or $3.48 per diluted share, compared to 2000 earnings of $484 million, or $3.39 per diluted share. The significant improvement in earnings primarily reflects contributions from gas operations acquired in the MCN Energy merger and lower income taxes resulting from the generation of additional alternate fuels tax credits by non-regulated businesses. Partially offsetting these improvements were increased interest on long-term debt that was incurred to finance the merger and lower margins from regulated electricity operations.

DTE Energy's earnings in 2000, before merger-related charges, were up $1 million or $.06 per share from 1999 earnings of $483 million, or $3.33 per share. The slight increase was due to additional tax credits partially offset by a 5% residential rate reduction provided for in the June 2000 Michigan electric industry restructuring legislation (Note 4).

(in Millions, except per share data)	2001	2000	1999
Net Income (Loss)			
Before Reconciling Items:			
Regulated Operations			
Electric Utility	$ 369	$ 427	$ 434
Gas Utility	23	–	–
	392	427	434
Non-regulated Operations			
Wholesale Marketing & Trading	44	10	8
Energy Services	124	109	84
Other	(6)	(35)	(23)
	162	84	69
Corporate & Other	(18)	(27)	(20)
	536	484	483
Merger and Restructuring Charges	(175)	(16)	–
MCN Energy Goodwill Amortization	(29)	–	–
	$ 332	$ 468	$ 483
Diluted Earnings (Loss) Per Share			
Before Reconciling Items:			
Regulated Operations			
Electric Utility	$ 2.40	$ 2.99	$ 2.99
Gas Utility	.15	–	–
	2.55	2.99	2.99
Non-regulated Operations			
Wholesale Marketing & Trading	.29	.07	.06
Energy Services	.80	.76	.58
Other	(.04)	(.24)	(.16)
	1.05	.59	.48
Corporate & Other	(.12)	(.19)	(.14)
	3.48	3.39	3.33
Merger and Restructuring Charges	(1.13)	(.12)	–
MCN Energy Goodwill Amortization	(.19)	–	–
	$ 2.16	$ 3.27	$ 3.33

Strategic direction – The Company remains committed to increasing its earnings growth rate from the current 6% annual level to 8% by 2005. The growth strategy continues to be focused on strengthening the Company's core electric and gas utilities, building its portfolio of non-regulated businesses and leveraging investments in energy technology. There is no assurance that the level of earnings growth will be achieved for 2002 and later years as the growth projections assume, among other things, the realization of anticipated cost savings related to the MCN Energy acquisition, continued growth in non-regulated earnings and a midyear 2002 economic recovery. The Company expects the acquisition to provide pretax cost savings of over $100 million annually, totaling more than $650 million in savings over the next five years, primarily in the electric and gas utilities.

Non-regulated growth is expected to shift over the next few years from DTE Energy's current reliance on profits from coal-based fuel businesses that generate alternate fuels tax credits to growth from energy technologies, on-site energy projects, merchant generation and energy trading.

The Company currently operates its businesses through six segments: Electric Utility; Gas Utility; Wholesale Marketing & Trading; Energy Services; Other Non-regulated Operations; and Corporate & Other.

Electric Utility is comprised of the operations of Detroit Edison and the International Transmission Company. Detroit Edison generates and distributes electricity throughout Southeastern Michigan to 2.1 million residential, commercial and industrial customers. The International Transmission Company owns transmission assets that are operated by the Midwest Independent System Operator, a regional transmission operator. Prior to June 2001, Detroit Edison owned these transmission assets.

Gas Utility represents the operations of MichCon, which purchases, stores and distributes natural gas throughout Michigan to 1.2 million residential, commercial and industrial customers.

Wholesale Marketing & Trading consists primarily of the electric, gas and coal trading and marketing operations of DTE Energy Trading Company and the natural gas trading and marketing operations of Enterprises. Wholesale Marketing & Trading enters into forwards, futures, swaps and option contracts as part of its trading strategy. Wholesale Marketing & Trading also purchases and sells electricity and gas to marketers and brokerage companies.

Energy Services is comprised of various businesses that develop and manage energy-related assets and services. Such projects include coke production, synfuels production, independent power plants, on-site powerhouses and cogeneration facilities, coal services and landfill gas recovery. The economic viability of synfuels projects is tied to their generation of alternate fuels tax credits.

Other Non-regulated Operations represents the operations of energy businesses primarily involved in emerging technologies, and various other energy operations acquired with the MCN Energy merger, including the exploration and production of gas, the gathering, processing and storing of gas, and the production of methanol. Certain pipeline and storage assets are used to support the Wholesale Marketing & Trading segment.

Corporate & Other includes administrative and general expenses, and interest cost of DTE Energy corporate that have not been allocated to the regulated and non-regulated businesses.

Electric Utility

Electric Utility net income before merger and restructuring charges decreased $58 million in 2001 and decreased $7 million in 2000, compared to the prior year. As subsequently discussed, the decline in 2001 is primarily attributable to lower commercial and industrial sales reflecting the impact of the current economic recession and customers participating in the Electric Choice Program, as well as higher operation and maintenance costs and the impact of securitization (Note 4).

(in Millions)	2001	2000
Electric Utility		
Increase (Decrease) in Income		
Compared to Prior Year		
Operating revenues		
Rate reduction	$ (116)	$ (43)
PSCR rate change	–	82
System sales volume and mix	(69)	24
Wholesale sales	66	–
Other - net	41	19
	(78)	82
Fuel and purchased power	30	(165)
Operation and maintenance	(96)	76
Depreciation and amortization	75	(16)
Taxes, other than income	15	(14)
Interest expense and other	(24)	–
Income taxes	23	30
Cumulative effect of accounting change, net of tax	(3)	–
Total change before merger and restructuring charges	$ (58)	$ (7)

Operating revenues decreased $78 million in 2001 due to a decline in sales rates and electric sales for commercial and industrial customers. Sales rates for commercial and industrial customers were lowered by a 5% legislatively mandated rate reduction that began in April 2001. Commercial sales decreased primarily due to increased participation of customers in the Electric Choice Program. Under this program, participating customers choose to purchase their electricity from suppliers other than Detroit Edison. However, the Electric Utility continues to provide transmission and distribution services for these customers retaining margins from such services. Industrial sales reflect reduced auto and steel production, the impact of Electric Choice participation and the end of a special energy sales agreement with a large steel manufacturer in March of 2001. Partially offsetting these declines were increased revenues from residential and wholesale customers as well as higher revenues from providing other energy related services. Residential customer revenues reflect higher demand resulting from weather, partially offset by the impact of a 5% rate reduction that began in June 2000. Revenues from wholesale customers increased due to gains from settling forward sales contracts. The sales contracts were entered into to effectively close forward purchase contracts that hedged Detroit Edison's power supply costs. Accordingly, the gains from forward sales contracts were substantially offset by losses from forward purchase contracts which are recorded as part of fuel and purchased power costs.

Operating revenues in 2000 increased $82 million over 1999 due to higher sales to commercial and industrial customers, partially offset by lower residential customer sales. Additionally, under the Power Supply Cost Recovery (PSCR) mechanism which was in effect through June 2000, Detroit Edison increased rates in January 2000 to recover higher power costs. The increased commercial and industrial sales reflected favorable economic conditions in Michigan. Industrial sales also increased due to the special sales agreement with a large steel manufacturer. The decline in residential revenues reflects reduced demand resulting from a cooler summer in 2000 and the impact of the 5% rate reduction. Wholesale sales decreased due to lower demand for energy and less availability of energy for sale. Also impacting revenues in 2000 were higher revenues from other energy-related services.

Revenue and sales data follow:

(in Millions)	2001	2000	1999
Residential	$ 1,298	$ 1,265	$ 1,300
Commercial	1,533	1,670	1,629
Industrial	773	848	809
Wholesale	196	130	130
Other	251	216	179
	$ 4,051	$ 4,129	$ 4,047
(in Thousands of MWh)			
Residential	14,503	13,903	14,064
Commercial	18,777	19,762	19,546
Industrial	14,430	16,090	15,647
Wholesale	868	2,592	3,672
Other	2,538	2,653	2,595
	51,116	55,000	55,524

Fuel and purchased power expense decreased $30 million in 2001 and increased $165 million in 2000. The decline in 2001 is due to lower system output resulting from reduced electric sales, as well as the result of using a more favorable power supply mix reflecting increased usage of lower-cost power from the Company's generating plants and reduced usage of higher-cost purchased power. Also favorably impacting the 2001 comparison was an adjustment of a reserve associated with a contract to purchase steam at above market prices (Note 14). Additionally, losses on the settlement of forward and option contracts to hedge purchase power prices increased purchased power expense in 2001. The 2000 fuel and purchased power expense increase resulted primarily from greater reliance on higher-cost purchased power and higher purchase power prices.

System output and average fuel and purchased power costs for Detroit Edison were as follows:

(in Thousands of MWh)	2001	2000	1999
Power generated and purchased			
Power plant generation			
Fossil	39,711	42,100	43,016
Nuclear	8,555	8,239	9,484
Purchased power	7,482	8,877	6,959
System output	55,748	59,216	59,459
Average unit cost ($/MWh)			
Generation (1)	$ 12.31	$ 12.78	$ 12.51
Purchased power (2)	$ 78.24	$ 62.57	$ 54.80

(1) Represents fuel costs associated with power plants. (2) The average purchased power amounts include gains and losses from hedging activities.

Operating and maintenance expenses increased $96 million in 2001 and decreased $76 million in 2000. The increase in 2001 was primarily due to expenses related to maintenance and reliability work for power generation facilities, which reduces random outages at power plants and Detroit Edison's reliance on purchased power. Additionally, the higher 2001 expenses include the cost of funding the low income and energy efficiency fund required by Michigan legislation which is recovered in current sales rates and costs allocated from DTE Energy corporate for various corporate support services. The increase was partially offset by synergy cost savings related to the MCN Energy merger.

The decrease in 2000 operation and maintenance expenses resulted primarily from lower costs associated with restoring power to customers who lost service during severe storms, as well as the elimination of computer system related costs associated with year 2000 (Y2K) initiatives.

Depreciation and amortization expense decreased $75 million in 2001 and increased $16 million in 2000. The 2001 decline reflects the extension of the amortization period from seven years to 15 years for certain regulatory assets that were securitized in March 2001 (Note 4), partially offset by depreciation on higher levels of plant in service. The increase in 2000 was due to increased levels of plant in service and the accelerated amortization of unamortized nuclear costs.

Taxes other than income decreased $15 million in 2001 and increased $14 million in 2000. The improvement in 2001 is attributed to an adjustment in property tax expense reflecting a change in method of calculating the taxable value of personal property subject to taxation by local taxing jurisdictions. New valuation tables approved by the Michigan State Tax Commission more accurately recognize the impact of regulation on the value of a utility's personal property based on the property's age. Partially offsetting the 2001 decline and resulting in the 2000 increase were property taxes associated with higher property balances. Lower Michigan Single Business Taxes also affected both years.



Interest expense and other increased $24 million in 2001 due primarily to debt issued for securitization, partially offset by redemptions of higher cost debt with the proceeds of the securitization bonds (Note 10). Detroit Edison completed the redemption of debt with securitization proceeds in 2001.

Outlook – The Electric Utility segment expects electric system sales to remain relatively flat in 2002 due to the current economic recession and to grow modestly beginning in 2003. The state of Michigan continues its initiatives to restructure the electric industry by increasing competition among alternative suppliers of electric generation services. Effective January 1, 2002, the Electric Choice Program was expanded whereby all electric customers can choose to purchase their electricity from suppliers other than their local utility (Note 4). Prior to January 2002, electric restructuring legislation limited customer participation in the Electric Choice Program.

Detroit Edison does not earn generation margins on electricity sales to customers who choose to participate in the Electric Choice Program. However, the Electric Utility segment will continue to earn margins from providing transmission and distribution delivery services to participating customers. Detroit Edison expects to lose 5% to 8% of its sales as a result of customers choosing to participate in Electric Choice during 2002. As subsequently discussed, Michigan Public Service Commission (MPSC) orders issued in December 2001 could result in higher numbers of retail customers being lost to Electric Choice. Detroit Edison expects to sell more electricity in the wholesale market as a result of the available capacity left by customers participating in Electric Choice. The additional wholesale revenues are expected to partially offset any decline in revenues from retail customers.

The MPSC issued orders in December 2001 which are designed to increase customer participation in the Electric Choice Program and allow Detroit Edison to recover costs related to its generation operations that may not otherwise be recoverable (stranded costs) due to Electric Choice related lost sales and margins. The MPSC essentially determined that Electric Choice customers should not pay a securitization and tax surcharge that other customers are required to pay and will continue to be credited with an additional 5% rate reduction which is funded by savings from securitization. These provisions will likely result in Detroit Edison's power costs being higher than that of alternative suppliers, encouraging additional customer participation in the Electric Choice Program.

As a result of the MPSC orders, Detroit Edison would recover the net stranded costs associated with its electric generation operations. Specifically there would be an annual filing with the MPSC comparing actual revenues from generation services to the revenue requirements, including an allowance for the cost of capital, to recover the costs of generation operations. The MPSC in its orders determined that Detroit Edison had no stranded costs using 2000 data, established a zero 2002 transition charge and deferred the issues of refining the net stranded costs methodology and the recalculating of net stranded costs to 2002. Detroit Edison has substantive issues with the MPSC's methodology of calculating stranded costs and has asked for rehearing, clarification and substantial changes on certain aspects of the order. For further information concerning the Electric Choice Program and industry restructuring, see Note 4 – Regulatory Matters – Electric Industry Restructuring – Michigan Legislation.

Electric Utility future operating results will also vary with a variety of other external factors such as weather, the cost of fuel and purchased power, and changes in economic conditions. The current economic recession has lowered margins from commercial and industrial customers in the latter half of 2001 and is expected to unfavorably impact margins through the first half of 2002.

Management expects to meet the challenges of the recession, Electric Choice and the imposed retail rate freezes by, among other actions, reducing costs at Detroit Edison as a result of the acquisition of MCN Energy and its wholly owned gas utility, MichCon. Approximately 35% of Detroit Edison's 2.1 million customers are also customers of MichCon. Detroit Edison and MichCon have begun and expect to continue realizing synergies from integrated common, duplicative functions.

Gas Utility

The Gas Utility, before merger and restructuring charges, had net income of $23 million for the seven months in 2001. As previously discussed, DTE Energy acquired MichCon on May 31, 2001, as part of the MCN Energy merger. Accordingly, the operating results of MichCon are included in the Company's consolidated results from the acquisition date. The pro forma impact of MCN Energy on the Company is included in Note 2 – MCN Energy Acquisition.

	2001	
(Dollars in Millions)	$	Bcf
Gas Statistics		
Operating Revenues		
Gas sales	491	95
End user transportation	50	81
Intermediate transportation	26	304
Other	36	–
	603	480
Cost of Gas Sold	296	n/a
Gross Margin – Actual	307	n/a
Impact of weather – warmer than normal	20	14
Gross Margin – Weather Normalized	327	494

Gas sales and end user transportation services generated 80% of total gross margins for the Gas Utility segment. Margins from providing gas sales and end user transportation services are seasonal and weather dependent with the majority of profits generated in the colder first and fourth quarters. Mild weather, which was 20% warmer than normal in the fourth quarter of 2001, reduced gross margins by $20 million ($13 million after taxes) and reduced gas sales by 14 billion cubic feet (Bcf).

Gas sales represent the sale and delivery of natural gas primarily to residential and small-volume commercial and industrial customers. Through December 2001, MichCon operated under a Gas Sales Program in which its sales rates included a gas commodity component that was fixed at $2.95 per thousand cubic feet (Mcf). Under this program, MichCon had commodity price risk associated with its ability to secure gas supplies at prices less than $2.95 per Mcf. As discussed in the "Outlook" section that follows, MichCon returned to a Gas Cost Recovery (GCR) mechanism in January 2002 and no longer has commodity price risk. End user transportation represents a gas delivery service for customers, including customer choice customers, who purchase natural gas directly from producers or brokerage companies and contract with MichCon to deliver that gas to their premises.

Intermediate transportation services represents a gas delivery service for producers, brokers and other gas companies that own the natural gas but are not the ultimate consumers. Although intermediate transportation volumes are a significant part of total deliveries, profit margins on this service are considerably less than margins on gas sales and end user transportation services. Intermediate transportation deliveries include volumes associated with fixed-fee customers. Transportation volumes for fixed-fee customers may fluctuate, however revenues from such customers are not affected.

Other operating revenues *include late payment fees, appliance maintenance services and other gas-related services.*

Cost of gas is affected by variations in gas sales volumes, cost of purchased gas and related transportation costs, and the effects of any permanent liquidation of inventory gas which is accounted for under the "last-in first-out" (LIFO) method. The 2001 results benefited from a 2.1 Bcf liquidation in inventory gas that was priced at $0.39 per Mcf. The Gas Utility's 2001 average gas purchase rate was $2.83 per Mcf higher than the average LIFO liquidation rate.

Outlook – The Gas Utility segment's objective is to expand its role as the preferred provider of natural gas and high-value energy services within Michigan. Management expects to improve the Gas Utility's cost competitiveness as a result of the merger. Approximately 60% of MichCon's 1.2 million customers are also customers of Detroit Edison. Contributions from the Gas Utility segment are expected to increase significantly in 2002 when the financial results reflect a full 12 months of DTE Energy owning MichCon.

The MPSC is continuing its initiatives designed to give all of Michigan's natural gas customers added choices and the opportunity to benefit from lower gas costs resulting from competition. In December 2001, the MPSC issued an order that continues the Gas Choice Program on a permanent and expanding basis beginning with the conclusion of the three-year temporary program on March 31, 2002. Under the expanded program, beginning April 1, 2002, up to approximately 40% of customers could elect to purchase gas from suppliers other than MichCon. Beginning in April 2003, up to approximately 60% of customers could participate and beginning April 2004, all 1.2 million of MichCon's gas customers could choose to participate. MichCon will continue to transport and deliver the gas to the participating customers' premises at prices that generate favorable margins. As of December 2001, approximately 30,000 customers were participating in the temporary Gas Choice Program.

Under the MPSC order, MichCon returned to a GCR mechanism upon termination of its three-year experimental Gas Sales Program in December 2001. MichCon's gas sales rates will now include a gas commodity component designed to recover its actual gas costs. For further information concerning the Gas Choice and Gas Sales Programs, see Note 4 – Regulatory Matters – Gas Industry Restructuring.

Gas Utility future operating results will vary as a result of weather and changes in economic conditions. The current economic recession and the significantly warmer 2001-2002 winter lowered margins from residential, commercial and industrial customers in the latter half of 2001.

Wholesale Marketing & Trading

Wholesale Marketing & Trading's income totaled $44 million in 2001, an increase of $34 million from 2000. Income in 2000 increased a slight $2 million from 1999. The electric marketing and trading portion of the segment contributed $8 million in 2001, representing realized margins primarily associated with short-term, back-to-back, physical power purchases and sales.The gas portion of the segment contributed the remaining $36 million, representing mark-to-market gains on long-term gas sales contracts with several cogeneration facilities.

Commodity price risk of the Wholesale Marketing & Trading segment are managed by utilizing derivative financial contracts to offset the risk inherent in its portfolio of electric and gas supply and sales agreements. The segment's objective is to enter into new transactions that are hedgeable and profitable from an economic standpoint. Wholesale Marketing & Trading accounts for this risk minimization strategy by marking to market its commodity forwards, financial derivatives, and corresponding physical positions so there are substantial offsetting amounts. This fair value accounting better aligns financial reporting for the segment with the way management manages the business and measures its performance.

In 2001, Wholesale Marketing & Trading experienced earnings volatility as a result of its production-related gas supply as well as from open positions related to its long-term gas transportation and storage assets. The segment receives gas produced from DTE Energy's exploration & production (E&P) operations which is used to meet its commitments under long-term contracts with cogeneration customers. The E&P gas does not qualify for mark-to-market accounting. Wholesale Marketing & Trading recorded a gain in 2001 totaling approximately $50 million, net of taxes, primarily attributable to marking to market sales contracts with power generation customers without recording an offsetting loss from marking to market the production-related gas supply. In December 2001, Wholesale Marketing & Trading entered into hedge transactions that substantially mitigate the earnings volatility related to the gas contracts with power generation customers.



Wholesale Marketing & Trading operates a storage trading strategy primarily utilizing the facilities owned and operated by DTE Energy. Employing a combination of physical and financial contracts, in conjunction with the injection and withdrawal capabilities of the storage fields, the segment is able to capture seasonal price spreads. As forward prices change, the timing of the physical flow of gas is optimized to obtain the highest margin. Trades under this strategy are marked to market against the forward curve. Physical gas in storage, however, is marked to the current spot price under fair value accounting rules. This difference in accounting for forward trades and gas in storage occasionally results in earnings volatility when price changes in the spot month do not correspond with those in future delivery months. Gas in storage in December 2001 was priced at a spot market rate of $2.77 per Mcf, compared to a May 31, 2001, merger date rate of $5.28 per Mcf. Significantly smaller changes in forward prices occurred during these same periods. As a result, the mark-to-market losses on gas inventory were only partially offset by mark-to-market gains on the storage-related derivatives.

Outlook – Wholesale Marketing & Trading will focus on expanding its coverage within existing markets in the northeast and midwest United States and eastern Canada. Gas storage and transportation capacity enhances its ability to provide reliable and custom-tailored, bundled services to large-volume end users and utilities. This capacity, coupled with the synergies from DTE Energy's other businesses, positions the segment to capitalize on opportunities for expansion of its market base.

Wholesale Marketing & Trading manages commodity price risk by utilizing derivative financial contracts to more fully balance its portfolio of gas and electric supply and sales agreements. Wholesale Marketing & Trading attempts to maintain a balanced or flat book from an economic standpoint. However, Wholesale Marketing & Trading will experience earnings volatility as a result of open positions related to long-term gas transportation contracts with third parties and due to fluctuations in inventory valuations. The Company is currently evaluating various hedge strategies related to these assets.

Energy Services

Net income increased $15 million in 2001 and $25 million in 2000. The improvement in both periods is attributed to an increased generation of alternate fuels tax credits which totaled $165 million in 2001, compared to $130 million in 2000 and $116 million in 1999. The higher tax credits reflect an increased level of operations, and the addition of three new synfuels projects in 2001. Additionally, results reflect increased contributions from the coal services business and the biomass landfill gas recovery operation. Gains on the sale of minority interests in two coke battery projects in 2001 were offset by reduced levels of income generated by the projects. The improved earnings were partially offset by increased new project development costs.

Outlook – The Energy Services segment's objective is to continue developing and relocating synfuel projects and to focus on on-site energy projects and independent power projects. Management expects three new synfuel sites, two electric generation projects and two industrial on-site energy projects to become operational in 2002. Contributions from new synfuel projects will be partially offset by reduced earnings from coke battery projects due to the expiration of related alternate fuels tax credits at the end of 2002. Additionally, tax credits from synfuel projects will expire at the end of 2007 with the possibility of being extended. The focus of this business, which had primarily been to develop, construct, own and operate projects, will shift for the near term to acquiring operating assets or existing projects under construction.

Other Non-regulated Operations

Net losses from Other Non-regulated Operations declined $29 million in 2001 and increased $12 million in 2000. Results reflect losses in 2000 from an electric marketing company that was participating in a Pennsylvania customer choice program. The Company has discontinued the operations of the electric marketing company.

Outlook – The Company will continue to invest in emerging technologies, and various other energy operations. Growth in future years is expected from the successful development and marketing of various distributed generation products, including standby generators, external combustion engines, mini-turbines and fuel cells. Additionally, the Company will consider further developing its gas production properties in northern Michigan and its pipelines, processing and storage assets. Non-strategic operations acquired with the MCN Energy merger will be sold to partially fund non-regulated growth.

Corporate & Other

Results from Corporate & Other improved by $9 million in 2001 and declined by $7 million in 2000. The improvement in 2001 reflects the allocation of corporate support expenses to regulated and non-regulated operations as well as reduced interest expense resulting from the repayment of debt with proceeds received from Detroit Edison. Upon issuing $1.75 billion of securitization bonds, Detroit Edison distributed approximately 50% of such proceeds to DTE Energy corporate. DTE Energy used such proceeds to retire debt and repurchase common shares. The Corporate & Other decrease in 2000 reflects higher interest expense and corporate support expenses.

CAPITAL RESOURCES AND LIQUIDITY

(in Millions)	2001	2000	1999
Cash and Cash Equivalents			
Cash Flow From (Used For)			
Operating activities	$ 811	$ 1,015	$ 1,084
Investing activities	(2,286)	(674)	(712)
Financing activities	1,679	(310)	(469)
Net Increase (Decrease) in Cash and Cash Equivalents	$ 204	$ 31	$ (97)

Operating Activities

DTE Energy's consolidated net cash from operating activities decreased $204 million in 2001 and $69 million in 2000. The decline in 2001 resulted primarily from higher working capital requirements partially offset by higher net income, after adjusting for noncash items (depreciation, amortization, deferred taxes and certain restructuring charges). The higher working capital primarily reflects the seasonal requirements in the second half of 2001 of the gas business where cash is used to finance increases in gas inventories and customer accounts receivable. The Company uses its cash derived from operating activities primarily to maintain and expand its core electric and gas utility businesses and to build non-regulated businesses. In addition, the Company uses cash from operations to retire long-term debt and to pay dividends. The decline in 2000 resulted from lower net income, after adjusting for noncash items, partially offset by lower working capital requirements.

Investing Activities

DTE Energy's consolidated net cash used for investing activities increased $1.6 billion in 2001 and decreased $38 million in 2000. The increase in 2001 was due primarily to the acquisition of MCN Energy in May 2001 and the capital expenditures in regulated and non-regulated businesses, partially offset by proceeds from the sale of non-strategic assets. The higher regulated capital expenditures at Detroit Edison are attributable to new air quality regulations, which require the reduction in nitrogen oxide levels as discussed in the "Environmental Matters" section that follows. The decline in 2000 is attributable to a reduction in restricted cash.

Financing Activities

DTE Energy's consolidated net cash related to financing activities increased $2 billion in 2001 and decreased $159 million in 2000. The increase in 2001 was due primarily to the issuance of $1.75 billion of securitization bonds and the issuance of $1.35 billion of long-term debt to finance the cash consideration portion of the acquisition of MCN Energy. Proceeds from the securitization bonds were used to repay debt and repurchase approximately $424 million of DTE Energy common stock. In addition, Detroit Edison issued $840 million of long-term debt. These proceeds, coupled with proceeds from securitization, were used for general corporate purposes including the redemption of $1.27 billion of higher cost debt, of which $1.11 billion represented unscheduled redemptions. MichCon issued $200 million of long-term debt and used the proceeds for general corporate purposes, including the redemption of $40 million of unscheduled debt. Net cash used for financing activities was lower in 2000 due to decreased redemptions of long-term debt, partially offset by repurchases of common stock.

During 2001, the Company, Detroit Edison and MichCon entered into a bank facility arrangement used to support commercial paper in the amounts of $800 million, $300 million and $300 million, respectively. Commercial paper is usually issued in lieu of an equivalent amount of borrowings under these lines of credit. Amounts outstanding under this facility at December 31, 2001, were $423 million at the Company and $254 million at MichCon.

Outlook – DTE Energy's strategic direction will result in capital investments and expenditures in 2002 totaling approximately $950 million, of which approximately $200 million will be in non-regulated businesses and the remaining $750 million in regulated electric and gas operations. Approximately $200 million of the regulated capital expenditures will be incurred by Detroit Edison to comply with new ozone and air quality regulations.

The proposed level of investments and expenditures in future years is expected to be financed primarily with internally generated funds, proceeds from the sale of non-strategic assets and debt. DTE Energy's capitalization objective is to maintain its strong credit ratings through a strong balance sheet. Its capitalization objective is a 50%-55% leverage target. Management believes that the Company and its subsidiaries will have sufficient capital resources to meet anticipated capital requirements.

CRITICAL ACCOUNTING POLICIES

DTE Energy has operations within six business segments. There are three key types of transactions presented in the consolidated financial statements that require considerable judgment and estimation. Such transactions relate to regulatory assets and liabilities, risk management and trading activities and alternate fuels tax credits.

Regulation

A significant portion of the Company's business is subject to regulation. Detroit Edison's electric distribution operations, MichCon's gas distribution and transportation operations and the transmission operations of International Transmission Company (ITC) currently meet the criteria of Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation," which results in differences in the application of generally accepted accounting principles between regulated and non-regulated businesses. SFAS No. 71 requires the recording of regulatory assets and liabilities for certain transactions that would have been treated as revenue and expense in non-regulated businesses. Future regulatory changes or changes in the competitive environment could result in the Company discontinuing the application of SFAS No. 71 for some or all of its businesses and require the write-off of the portion of any regulatory asset or liability that was no longer probable of recovery or refund. If Detroit Edison (excluding its subsidiary, The Detroit Edison Securitization Funding LLC) were to have discontinued the application of SFAS No. 71 for all of its operations as of December 31, 2001, it would have had an extraordinary noncash charge to income of approximately $58 million. If MichCon were to have discontinued the application of SFAS No. 71, it would have had an extraordinary noncash increase to income of approximately $60 million. There would be no significant impact to earnings if ITC were to discontinue its application of SFAS No. 71. Management believes that currently available facts support the continued application of SFAS No. 71 and that all regulatory assets and liabilities are recoverable or refundable through the current rate environment.



Risk Management and Trading Activities

All derivatives are recorded at fair value and shown as "Assets or liabilities from risk management and trading activities" in the consolidated statement of financial position. Risk management activities are accounted for in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." Trading activities are accounted for in accordance with Emerging Issues Task Force Issue No. 98-10, "Accounting for Energy Trading and Risk Management Activities." Except for the activities of the Wholesale Marketing & Trading segment, the Company does not hold or issue derivative instruments for trading purposes.

The offsetting entry to "Assets or liabilities from risk management and trading activities" is to other comprehensive income or earnings depending on the use of the derivative and whether it is designated and qualifies for hedge accounting. The fair values of derivative contracts are adjusted each accounting period for changes in the market and are derived from: i) published exchange traded market data; ii) prices from external sources; and iii) prices based on valuation models. Market quotes are more readily available for short duration contracts. The Company has derivative contracts extending to 2016.

Alternate Fuels Tax Credits

DTE Energy generated $165 million in alternate fuels tax credits in 2001, up from $130 million in 2000 and $116 million in 1999. Outside firms assist the Company in calculating the tax credits and evaluating their realizability.

ENVIRONMENTAL MATTERS

Protecting the environment from damage, as well as correcting past environmental damage, continues to be a focus of state and federal regulators. Legislation and/or rulemaking could further impact the electric utility industry including Detroit Edison. The U.S. Environmental Protection Agency (EPA) and the Michigan Department of Environmental Quality have aggressive programs regarding the clean-up of contaminated property. The EPA initiated enforcement actions against several major electric utilities citing violations of new source provisions of the Clean Air Act. Detroit Edison received and responded to information requests from the EPA on this subject. The EPA has not initiated proceedings against Detroit Edison. The National Energy Policy Development Group has undertaken a review of the EPA's interpretation of regulations applying to new source review requirements. The Company expects this review to focus on the ability of fossil-fueled plant owners to perform plant maintenance without additional significant environmentally related modifications. While the Company anticipates a continued ability to economically maintain its plants, the outcome of this governmental review cannot be predicted.

EPA ozone transport regulations and final new air quality standards relating to ozone and particulate air pollution will impact the Company. Detroit Edison has spent approximately $221 million through December 2001 and estimates that it will incur approximately $400 million to $500 million of future capital expenditures over the next three years to comply.

FORWARD-LOOKING STATEMENTS

Certain information presented herein includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve certain risks and uncertainties that may cause actual future results to differ materially from those contemplated, projected, estimated or budgeted in such forward-looking statements. Factors that may impact forward-looking statements include, but are not limited to, interest rates, access to the capital markets, the level of borrowings, weather, actual sales, changes in the cost of fuel and purchased power due to the suspension of the Power Supply Cost Recovery mechanism, changes in the cost of natural gas, the effects of competition and the implementation of Electric and Gas Choice Programs, the implementation of electric and gas utility restructuring in Michigan, environmental and nuclear requirements, the impact of FERC proceedings and regulations, the timing of the accretive effects of DTE Energy's merger with MCN Energy, and the contributions to earnings by non-regulated businesses.

NEW ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities.

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." The most significant change made by SFAS No. 141 requires that the purchase method of accounting be used for all business combinations. The most significant changes made by SFAS No. 142 are that the amortization of goodwill will cease, and goodwill and indefinite-lived intangible assets will be tested for impairment at least annually. In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement requires that the fair value of an asset retirement obligation be recognized in the period in which it is incurred. In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement establishes a single accounting model for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired.

See Note 1 – Significant Accounting Policies for a further discussion of these pronouncements.

CONTRACTUAL OBLIGATIONS

The following table reflects the payments due by period for the Company's contractual obligations existing at December 31, 2001:

(in Millions)		Payments Due by Period			
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-Term Debt:					
Mortgage bonds, notes and other	$ 6,321	$ 429	$ 668	$ 930	$ 4,294
Securitization bonds	1,746	73	177	201	1,295
Capital Lease Obligations	147	21	27	25	74
Operating Leases	102	19	34	22	27
Unconditional Purchase Obligations	2,405	552	753	315	785
Other Long-Term Obligations	671	15	293	29	334
Total Obligations	$ 11,392	$ 1,109	$ 1,952	$ 1,522	$ 6,809

The Company expects that its 2002 capital expenditures will approximate $950 million. Certain commitments have been made in connection with such capital expenditures and are excluded from the above table.

FAIR VALUE OF CONTRACTS

The following table reflects the maturity and sources of the net fair value gain (loss) of contracts at December 31, 2001:

(in Millions)	Maturity Less Than 1 Year	Maturity 1-3 Years	Maturity 4-5 Years	Maturity Exceeding 5 Years	Total Fair Value
Trading Activities					
Prices From:					
Quotes	$ 32	$ 5	$ 4	$ –	$ 41
External sources	14	–	–	–	14
Other sources	–	3	1	–	4
	$ 46	$ 8	$ 5	$ –	59
Risk Management Activities					(248)
Total Assets & Liabilities from Risk Management and Trading Activities					$(189)

The "Prices from quotes" category represents the Company's positions for which forward price curves were developed using published NYMEX exchange prices and over the counter (OTC) gas and power quotes. The NYMEX currently publishes gas futures prices for the next six years.

The "Prices from external sources" category represents the Company's forward positions in power at points for which OTC broker quotes are not always directly available. The Company values these positions against internally developed forward market price curves that are constantly validated and recalibrated against OTC broker quotes for closely correlated points. This category also includes "strip" transactions whose prices are obtained from external sources and then modeled to daily or monthly prices as appropriate.

The "Prices from other sources" category contains the value of transactions for which an internally developed price curve was constructed as a result of the long dated nature of the transaction or the illiquidity of the market point.

A reconciliation of the Company's estimated net fair value of trading contracts follows:

(in Millions)	
Fair value at January 1, 2001	$ 17
Plus: contracts acquired upon acquisition of MCN Energy	12
Less: contracts realized during 2001	(33)
Other changes in fair value	63
Fair value at December 31, 2001	$ 59

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Commodity Price Risk

Risk Management Activities

Detroit Edison is subject to commodity price risk in conjunction with the anticipated purchase of electricity to meet reliability obligations during times of peak customer demand. Detroit Edison's exposure to commodity price risk arises from market fluctuations in commodity prices.

To limit the sensitivity to commodity price fluctuations, Detroit Edison has entered into a series of forward electricity contracts and option contracts. See Note 13 – Financial and Other Derivative Instruments herein for a further discussion of these derivative instruments.

The Company is exposed to the risk of market price fluctuations on gas sale and purchase contracts, gas production and gas inventories. To manage this risk, the Company uses natural gas futures, options, forwards and swap agreements.

The Company performed a sensitivity analysis to calculate the impact of changes in fair values utilizing applicable forward commodity rates in effect at December 31, 2001. The Company estimates that if commodity prices were 10% higher or lower, the net fair value of commodity contracts would increase $24 million and decrease $35 million, respectively.

Trading Activities

Wholesale Marketing & Trading markets and trades electricity, gas and related fuels, in addition to providing price risk management services using energy commodity derivatives. Wholesale Marketing & Trading performed a sensitivity analysis to calculate the impact of changes in fair values utilizing applicable forward commodity rates in effect at December 31, 2001. The Company estimates that if commodity prices were 10% higher or lower, the fair value of commodity contracts would decrease $8.4 million and increase $8.0 million, respectively.



Credit Risk

Electricity and gas is purchased from and sold to numerous companies operating in the steel, automotive, energy and retail industries. A number of customers have filed for bankruptcy in 2001, including certain Enron Corporation affiliates. Certain DTE Energy subsidiaries had open transactions under a variety of agreements with bankrupt Enron affiliates and such subsidiaries had an aggregate net liability of $24 million to Enron. There are various netting agreements with Enron affiliates. Internal and external counsel are working to determine the Company's rights within these agreements. The Company has not reserved for any of its exposure, in addition to the net liabilities already recorded, as management cannot estimate a probable loss exposure and currently does not believe the resolution of this matter will have a material impact to the Company.

Interest Rate Risk

The Company estimates that if interest rates were 10% higher or lower, the fair value of long-term debt at December 31, 2001 would decrease $234 million and increase $217 million, respectively.

Report of MANAGEMENT'S RESPONSIBILITY for Financial Statements

The consolidated financial statements of DTE Energy Company and subsidiary companies have been prepared by management in conformity with accounting principles generally accepted in the United States of America, based on available facts and management's best estimates and judgment of known conditions. It is the responsibility of management to assure the integrity and objectivity of such financial statements and to assure that these statements fairly report the Company's financial position and the results of its operations.

To meet this responsibility, management maintains a high standard of record keeping and an effective system of internal controls, including an extensive program of internal audits, written administrative policies and procedures, and programs to assure the selection and training of qualified personnel.

These financial statements have been audited by the Company's independent auditors, Deloitte & Touche LLP. Their audit was conducted in accordance with auditing standards generally accepted in the United States of America. Such standards include the evaluation of internal controls to establish a basis for developing the scope of the audit, as well as other procedures they deem necessary for expressing an opinion as to whether the financial statements are presented fairly.

The Board of Directors, through its Audit Committee consisting solely of outside directors, meets with Deloitte & Touche LLP, representatives of management and the Company's internal auditors to review the activities of each and to discuss accounting, auditing and financial matters and the carrying out of responsibilities and duties of each group. Deloitte & Touche LLP has full and free access to meet with the Audit Committee to discuss their audit results and opinions, without management representatives present, to allow for complete independence.

David E. Meador
Senior Vice President and Chief Financial Officer

Anthony F. Earley, Jr.
Chairman of the Board and Chief Executive Officer

INDEPENDENT AUDITORS' REPORT

Deloitte & Touche
Suite 900
600 Renaissance Center
Detroit, Michigan 48243-1704

February 26, 2002

To the Board of Directors and Shareholders
of DTE Energy Company

We have audited the consolidated statements of financial position of DTE Energy Company and subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of operations, cash flows, and changes in shareholders' equity for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of DTE Energy Company and subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 13 to the consolidated financial statements, the Company changed its method of accounting for derivative instruments and hedging activities in 2001.

Deloitte & Touche LLP
Deloitte & Touche LLP

DTE Energy Company

Consolidated Statement of OPERATIONS

(in Millions, Except per Share Amounts)	Year Ended December 31 2001	2000	1999
Operating Revenues	$ 7,849	$ 5,597	$ 4,728
Operating Expenses			
Fuel, purchased power and gas	3,950	2,233	1,335
Operation and maintenance	1,828	1,455	1,480
Depreciation, depletion and amortization	795	758	735
Taxes other than income	312	296	277
Merger and restructuring charges	268	25	–
Total Operating Expenses	7,153	4,767	3,827
Operating Income	696	830	901
Interest Expense and Other			
Interest expense	468	336	340
Other – net	9	17	18
Total Interest Expense and Other	477	353	358
Income Before Income Taxes	219	477	543
Income Tax Provision (Benefit)	(110)	9	60
Income Before Accounting Change	329	468	483
Cumulative Effect of Accounting Change	3	–	–
Net Income	$ 332	$ 468	$ 483
Basic Earnings per Common Share			
Before accounting change	$ 2.15	$ 3.27	$ 3.33
Cumulative effect of accounting change	.02	–	–
Total	$ 2.17	$ 3.27	$ 3.33
Diluted Earnings per Common Share			
Before accounting change	$ 2.14	$ 3.27	$ 3.33
Cumulative effect of accounting change	.02	–	–
Total	$ 2.16	$ 3.27	$ 3.33
Average Common Shares			
Basic	153	143	145
Diluted	154	143	145
Dividends Declared per Common Share	$ 2.06	$ 2.06	$ 2.06

(See Notes to Consolidated Financial Statements.)

DTE Energy Company

Consolidated Statement of FINANCIAL POSITION

(in Millions, Except Shares)	December 31 2001	2000
ASSETS		
Current Assets		
Cash and cash equivalents	$ 268	$ 64
Restricted cash	157	88
Accounts receivable		
Customer (less allowance for doubtful accounts of $57 and $21, respectively)	851	562
Accrued unbilled revenues	242	188
Other	259	88
Inventories		
Fuel and gas	343	193
Materials and supplies	162	142
Assets from risk management and trading activities	400	289
Deferred income taxes	47	–
Other	97	38
	2,826	1,652
Investments		
Nuclear decommissioning trust funds	417	398
Other	615	269
	1,032	667
Property		
Property, plant and equipment	17,067	13,162
Less accumulated depreciation and depletion	(7,524)	(5,775)
	9,543	7,387
Other Assets		
Goodwill	2,003	24
Regulatory assets	1,204	2,688
Securitized regulatory assets	1,692	–
Assets from risk management and trading activities	149	–
Other	779	238
	5,827	2,950
Total Assets	$ 19,228	$ 12,656

(See Notes to Consolidated Financial Statements.)

(in Millions, Except Shares)	December 31 2001	2000
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 697	$ 404
Accrued interest	118	59
Dividends payable	84	73
Accrued payroll	108	103
Short-term borrowings	681	503
Income taxes	54	116
Current portion long-term debt, including capital leases	516	297
Liabilities from risk management and trading activities	425	280
Other	495	212
	3,178	2,047
Other Liabilities		
Deferred income taxes	1,478	1,801
Regulatory liabilities	187	3
Unamortized investment tax credit	180	167
Liabilities from risk management and trading activities	313	–
Other	1,375	590
	3,533	2,561
Long-Term Debt		
Mortgage bonds, notes and other	5,892	3,894
Securitization bonds	1,673	–
Capital lease obligations	89	145
	7,654	4,039
Commitments and Contingencies (Notes 1, 4, 5, 12-15)		
Enterprises – Obligated Mandatorily Redeemable Preferred Securities of Subsidiaries Holding Solely Debentures of Enterprises	274	–
Shareholders' Equity		
Common stock, without par value, 400,000,000 shares authorized, 161,133,959 and 142,651,172 shares issued and outstanding, respectively	2,811	1,912
Retained earnings	1,846	2,097
Accumulated other comprehensive loss	(68)	–
	4,589	4,009
Total Liabilities and Shareholders' Equity	$ 19,228	$ 12,656

(See Notes to Consolidated Financial Statements.)

DTE Energy Company

Consolidated Statement of CASH FLOWS

(in Millions)	Year Ended December 31 2001	2000	1999
Operating Activities			
Net Income	$ 332	$ 468	$ 483
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation, depletion and amortization	766	758	735
Goodwill amortization	29	–	–
Merger and restructuring charges	215	–	–
Deferred income taxes	(7)	(133)	26
Changes in assets and liabilities:			
Accounts receivable	(2)	(140)	(93)
Inventories	(76)	8	(6)
Prepaid pensions	(14)	65	(51)
Payables	(224)	196	19
Risk management and trading activities	(80)	8	(16)
Other	(128)	(215)	(13)
Net cash from operating activities	811	1,015	1,084
Investing Activities			
Plant and equipment expenditures	(1,036)	(749)	(739)
Acquisition of MCN Energy, net of cash acquired	(1,212)	–	–
Proceeds from sale of assets	216	–	–
Restricted cash for debt redemptions	(70)	43	(10)
Other investments	(124)	32	37
Net cash used for investing activities	(2,226)	(674)	(712)
Financing Activities			
Issuance of long-term debt	4,254	273	265
Redemption of long-term debt	(1,423)	(331)	(548)
Short-term borrowings, net	(282)	116	156
Capital lease obligations	(107)	(2)	(43)
Repurchase of common stock	(438)	(70)	–
Dividends on common stock	(325)	(296)	(299)
Net cash from (used for) financing activities	1,679	(310)	(469)
Net Increase (Decrease) in Cash and Cash Equivalents	204	31	(97)
Cash and Cash Equivalents at Beginning of Period	64	33	130
Cash and Cash Equivalents at End of Period	$ 268	$ 64	$ 33
Supplementary Cash Flow Information			
Interest paid (excluding interest capitalized)	$ 439	$ 334	$ 340
Income taxes paid	45	104	152
Noncash Investing and Financing Activities			
Issuance of common stock for acquisition of MCN Energy	1,060	–	–

(See Notes to Consolidated Financial Statements.)

DTE Energy Company

Consolidated Statement of

CHANGES IN SHAREHOLDERS' EQUITY

(Dollars in Millions, Shares in Thousands)	Common Stock Shares	Common Stock Amount	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance, December 31, 1998	145,071	$ 1,951	$ 1,747	$ –	$ 3,698
Net income	–	–	483	–	483
Dividends declared on common stock	–	–	(299)	–	(299)
Repurchase and retirement of common stock	(30)	(1)	–	–	(1)
Unearned stock compensation	–	(7)	–	–	(7)
Other	–	–	28	–	28
Balance, December 31, 1999	145,041	1,943	1,959	–	3,902
Net income	–	–	468	–	468
Dividends declared on common stock	–	–	(294)	–	(294)
Repurchase and retirement of common stock	(2,390)	(32)	(39)	–	(71)
Unearned stock compensation	–	1	–	–	1
Other	–	–	3	–	3
Balance, December, 31, 2000	142,651	1,912	2,097	–	4,009
Net income	–	–	332	–	332
Issuance of new shares	29,017	1,060	–	–	1,060
Dividends declared on common stock	–	–	(324)	–	(324)
Repurchase and retirement of common stock	(10,534)	(155)	(270)	–	(425)
Unearned stock compensation	–	(6)	–	–	(6)
Other	–	–	11	–	11
Net change in unrealized losses on derivatives, net of tax	–	–	–	(69)	(69)
Net change in unrealized gain on investments, net of tax	–	–	–	1	1
Balance, December 31, 2001	161,134	$ 2,811	$ 1,846	$ (68)	$ 4,589

The Company did not have other comprehensive income (loss) in 2000 and 1999. The following table displays comprehensive income (loss) for 2001:

(in Millions)	Total
Net income	$ 332
Other comprehensive income (loss), net of tax:	
Net unrealized losses on derivatives:	
Cumulative effect of a change in accounting principle, net of taxes of $24	(42)
Losses arising during the period, net of taxes of $29	(53)
Amounts reclassified to earnings, net of taxes of $14	26
	(69)
Net unrealized gain on investments:	
Change in unrealized gain, net of taxes	1
Total other comprehensive loss	(68)
Comprehensive income	$ 264

(See Notes to Consolidated Financial Statements.)

NOTES to Consolidated Financial Statements

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Corporate Structure

DTE Energy Company (DTE Energy or the Company), a Michigan corporation incorporated in 1995, is an exempt holding company under the Public Utility Holding Company Act of 1935. The Company is the parent holding company of The Detroit Edison Company (Detroit Edison), the International Transmission Company (ITC), DTE Enterprises Inc. (Enterprises), and other subsidiaries engaged in energy trading, energy services and other energy-related businesses.

Detroit Edison is a Michigan public utility engaged in the generation, purchase, distribution and sale of electric energy to 2.1 million customers in a 7,600-square-mile Southeastern Michigan service area and is regulated by the Michigan Public Service Commission (MPSC).

ITC is regulated by the Federal Energy Regulatory Commission (FERC) for the transmission of electric energy. Effective January 2001, the transmission assets of Detroit Edison were transferred to ITC, then a wholly owned subsidiary of Detroit Edison. In May 2001, Detroit Edison distributed 100% of the shares of ITC to the Company.

On May 31, 2001, the Company completed the acquisition of MCN Energy Group Inc. (MCN Energy), now Enterprises, as further discussed in Note 2. Enterprises (an exempt holding company under the Public Utility Holding Company Act of 1935) is a Michigan corporation primarily involved in natural gas production, gathering, processing, transmission, storage, distribution and energy marketing. Enterprises' largest subsidiary, Michigan Consolidated Gas Company (MichCon), is a natural gas utility serving 1.2 million customers in a 14,700-square-mile area in Michigan. MichCon is regulated by the MPSC for the distribution and intrastate transportation of natural gas.

Principles of Consolidation

The Company consolidates all majority owned subsidiaries. The Company accounts for non-majority owned investments, including investments in limited liability companies, partnerships and joint ventures, under the equity method when the Company is able to influence the financial operating policies of the investee. For all other investments, the Company applies the cost method. The Company eliminates all intercompany balances and transactions.

Basis of Presentation

The accompanying consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States of America. In connection with their preparation, management makes estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

The Company reclassified certain prior year balances to conform to the 2001 presentation.

Revenues

Revenues from deliveries of electricity and the transportation and storage of natural gas are recognized as services are provided. Detroit Edison and MichCon accrue revenues for electric, gas and steam heating services provided but unbilled at month-end. Pursuant to a June 2000 MPSC order, Detroit Edison's rates are frozen for all classes of customers through 2003. Through December 2001, MichCon's rates included a component for cost of gas sold that was fixed at $2.95 per thousand cubic feet (Mcf). Effective January 2002, MichCon implemented a gas cost recovery (GCR) mechanism that will allow it to recover the prudent and reasonable cost of gas sold through annual proceedings before the MPSC. The Company's Wholesale Marketing & Trading segment applies mark-to-market accounting with unrealized gains and losses recorded to earnings for commodity forwards, financial derivatives and corresponding physical positions.

Comprehensive Income

The Company complies with the provisions of Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," which establishes standards for the reporting and display of comprehensive income. SFAS No. 130 defines comprehensive income as the change in common shareholders' equity during a period from transactions and events from non-owner sources, including net income.

Cash Equivalents and Restricted Cash

For purposes of the Consolidated Statement of Cash Flows, the Company considers investments purchased with a maturity of three months or less to be cash equivalents. Cash required to be maintained for debt service requirements is classified as restricted cash.

Inventories

Materials and supplies at Detroit Edison, MichCon and other subsidiaries are valued at average cost. Detroit Edison also values its fuel inventory at average cost.

Gas inventory at MichCon is determined using the last-in, first-out (LIFO) method. At December 31, 2001, the replacement cost of gas remaining in storage exceeded the $6.2 million LIFO cost by $90.9 million. During 2001, MichCon liquidated 2.1 billion cubic feet (Bcf) of prior years' LIFO layers at an average cost of $0.39 per Mcf. MichCon's average gas purchase rate in 2001 was $2.83 per Mcf higher than the average LIFO liquidation rate. Applying LIFO cost in valuing the liquidation, as opposed to using the average purchase rate, decreased 2001 cost of gas by $5.8 million and increased earnings by $3.8 million, net of taxes.

In the Wholesale Marketing & Trading segment, gas inventory is priced using the fair value method.

Property, Retirement and Maintenance, and Depreciation and Depletion

A summary of property by classification at December 31 is as follows:

(in Millions)	2001	2000
Property, Plant and Equipment		
Electric Utility		
Electric Distribution	$ 5,407	$ 5,163
Electric Generation	6,165	6,423
Electric Transmission	802	772
Total Electric Utility	12,374	12,358
Gas Utility	2,963	–
Non-regulated and other	1,730	804
	17,067	13,162
Less Accumulated Depreciation and Depletion		
Electric Utility		
Electric Distribution	(2,062)	(1,924)
Electric Generation	(2,948)	(3,346)
Electric Transmission	(407)	(389)
Total Electric Utility	(5,417)	(5,659)
Gas Utility	(1,626)	–
Non-regulated and other	(481)	(116)
	(7,524)	(5,775)
Net Property, Plant and Equipment	$ 9,543	$ 7,387

Property is stated at cost and includes construction-related labor and materials. Expenditures for maintenance and repairs are charged to expense as incurred, except for Fermi 2. The cost of properties retired plus removal costs, less salvage, at Detroit Edison and MichCon is charged to accumulated depreciation.

The Company bases depreciation provisions for utility property at Detroit Edison and MichCon on straight-line and units of production rates approved by the MPSC. The composite depreciation rate for Detroit Edison was 3.4% in 2001 and 2000, and 3.3% in 1999. The composite depreciation rate for MichCon was 3.9% in 2001.

Non-regulated property is depreciated over its estimated useful lives using straight-line, declining-balance and units of production methods.

Detroit Edison accrues in advance the incremental costs, including maintenance activities, that it anticipates incurring during the next scheduled Fermi 2 refueling outage. Detroit Edison began accruing approximately $21 million on a pro-rata basis over an 18-month period beginning in November 2001 for the next scheduled refueling outage in the spring of 2003.

Natural Gas and Oil Exploration and Production

The successful efforts method of accounting is followed for investments in oil and gas properties. Under the successful efforts method, the Company capitalizes the costs of property acquisitions, successful exploratory wells, development costs, and support equipment and facilities. It expenses unsuccessful exploratory wells when they are determined to be non-productive. It also expenses production costs, overheads, and exploration costs other than exploratory drilling. Depreciation and depletion of proved oil and gas properties are determined using the units-of-production method over the life of the proved reserves.

Long-Lived Assets

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of the asset exceeds the expected future cash flows expected to be generated by the asset, an impairment loss is recognized, and the asset is written down to its estimated fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.



Software Costs

The Company capitalizes the cost of software developed for internal use. These costs are amortized on a straight-line basis over a maximum period of five years, beginning with the project's completion.

Deferred Debt Costs

The costs related to the issuance of long-term debt are amortized over the life of each issue. In accordance with MPSC regulations applicable to Detroit Edison and MichCon, the unamortized discount, premium and expense related to debt redeemed with a refinancing are amortized over the life of the replacement issue. Discount, premium and expense on early redemptions of debt are charged to earnings if they relate to the generation business of Detroit Edison or other non-regulated operations of the Company.

Issuance of Stock by Equity Investees

The Company's policy is to recognize gains and losses for the change in its proportionate share of an investee's equity resulting from additional equity raised by the investee. Plug Power Inc. was founded in 1997 as a joint venture of the Company and Mechanical Technology Incorporated to design and develop on-site electric power generation systems utilizing fuel cells. In October 1999, Plug Power completed an initial public offering (IPO) of common stock at $15 per share. After the IPO, the Company owned approximately 32%

of Plug Power's outstanding common stock. Since Plug Power is considered a development stage company, generally accepted accounting principles require the Company to record gains and losses from Plug Power stock issuances as an adjustment to equity. As a result of Plug Power's IPO, the Company recorded an increase of $44 million in its investment and an after-tax increase of $28 million to equity in 1999. In July 2001, Plug Power completed another public offering of common stock at $12 per share. After this public offering, the Company owned approximately 28% of Plug Power's outstanding common stock and recorded an increase of $17 million in its investment and an after-tax increase of $11 million to equity.

Recently Issued Accounting Pronouncements

Derivatives – Effective January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 requires that companies recognize all derivatives as either assets or liabilities measured at fair value on the statement of financial position. SFAS No. 133 provides an exception for certain contracts that qualify as "normal purchases and sales." To qualify for this exception, certain criteria must be met, including that it must be probable that the contract will result in physical delivery.

See Note 13 – Financial and Other Derivative Instruments herein for additional information.

Business Combinations, Goodwill and Intangible Assets – In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets."

The most significant changes made by SFAS No. 141 are: 1) requiring that the purchase method of accounting be used for all business combinations initiated after June 30, 2001; and 2) establishing specific criteria for the recognition of intangible assets separately from goodwill.

SFAS No. 142 primarily addresses the accounting for acquired goodwill and intangible assets. The most significant changes made by SFAS No. 142 are: 1) amortization of goodwill will cease, and goodwill and indefinite-lived intangible assets will be tested for impairment at least annually; and 2) the amortization period of intangible assets with finite lives will continue to be amortized over their useful lives, but will no longer be limited to 40 years.

The Company adopted SFAS No. 141, beginning July 1, 2001, and adopted SFAS No. 142, effective January 1, 2002. These standards only permit prospective application of the new accounting; accordingly, their adoption will not affect previously reported Company financial information. Goodwill was amortized by the Company through December 2001 using the straight-line method principally over 40 years. The Company ceased the amortization of goodwill on January 1, 2002, and will perform an assessment to determine whether goodwill is impaired. The Company will have a transition period from January 1, 2002 to June 30, 2002 to assess the fair value of each reporting unit and determine if goodwill has been impaired. The Company has not yet determined the impact of the adoption of SFAS No. 142 on the consolidated financial statements. The Company recorded approximately $29 million of goodwill amortization in 2001.

Asset Retirement Obligations – In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement requires that the fair value of an asset retirement obligation be recognized in the period in which it is incurred. The associated asset retirement costs would be capitalized as part of the carrying amount of the long-lived asset. It would apply to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company has not yet determined the impact of this statement on the consolidated financial statements.

Long-Lived Assets – In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This statement establishes a single accounting model for long-lived assets to be disposed of by sale, whether previously held and used, or newly acquired. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company adopted this statement on January 1, 2002, with no impact on the consolidated financial statements.

Other

For significant accounting policies regarding regulatory matters, see Note 4; income taxes, see Note 7; financial and other derivative instruments, see Note 13; retirement benefits and trusteed assets, see Note 15; and stock-based compensation, see Note 16.

NOTE 2 – MCN ENERGY ACQUISITION

On May 31, 2001, the Company completed the acquisition of MCN Energy by acquiring all of its outstanding shares of common stock for a combination of cash and shares of the Company's common stock. See Note 8 – Common Stock and Earnings per Share herein for additional information. The Company purchased the outstanding common stock of MCN Energy for $2.3 billion and assumed existing MCN Energy debt and preferred securities of $1.5 billion.

The Company accounted for the acquisition using the purchase method. The allocation of the purchase price included in the consolidated statement of financial position is preliminary and may be revised up to one year from the date of acquisition due to adjustments in the estimated fair value of the assets acquired and liabilities assumed, and refinements of management's plans to divest of certain assets acquired. The Company does not expect that additional revisions to the allocation of the purchase price in 2002 will be material. The excess purchase price over the fair value of net assets acquired totaled approximately $2 billion and was classified as goodwill. The Company began amortizing goodwill on June 1, 2001, on a straight-line basis using a 40-year life. In accordance with the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets," on January 1, 2002, the amortization of goodwill ceased, and it will be tested for impairment on an annual basis.

The following unaudited pro forma summary presents information for the Company as if the acquisition became effective at the beginning of the respective periods. The pro forma amounts include the impact of certain adjustments, such as acquiring the operations of MCN Energy and issuing $1.35 billion of debt and 29 million shares of common stock to finance the acquisition. The pro forma amounts do not reflect any benefits from synergies that the Company expects to achieve from combining operations, do not reflect the actual results that would have occurred had the companies been combined for the periods presented, and are not necessarily indicative of future results of operations of the combined companies.

	Pro Forma Year Ended December 31	
(in Millions, except per share amounts)	2001	2000
Operating revenues	$ 9,393	$ 8,388
Income before accounting change	$ 534	$ 426
Net income	$ 537	$ 426
Basic earnings per share:		
Before accounting change	$ 3.23	$ 2.48
Total	$ 3.25	$ 2.48
Diluted earnings per share:		
Before accounting change	$ 3.21	$ 2.48
Total	$ 3.23	$ 2.48

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

(in Millions)	At May 31, 2001
Current assets, net of cash acquired	$ 859
Investments	154
Property, plant and equipment, net	1,648
Other assets	1,218
Assets held for sale	257
Goodwill	1,997
Total assets acquired	6,133
Current liabilities	(1,496)
Other liabilities	(1,153)
Preferred securities	(274)
Long-term debt	(938)
Total liabilities assumed	(3,861)
Net assets acquired	$ 2,272

NOTE 3 – MERGER AND RESTRUCTURING CHARGES

On May 31, 2001, the Company completed the acquisition of MCN Energy. The Company incurred merger-related charges and restructuring charges associated with the acquisition. The merger-related charges of $27 million ($18 million after tax) in 2001 and $25 million ($16 million after tax) in 2000, consisted primarily of system integration, relocation, legal, accounting and consulting costs. Restructuring charges of $241 million ($157 million after tax) in 2001, were primarily associated with a work force reduction plan. The plan included early retirement incentives along with voluntary separation arrangements for 1,186 employees, primarily in overlapping corporate support functions. The merger and restructuring costs had the effect of decreasing earnings by $268 million ($175 million after tax) and $25 million ($16 million after tax) in 2001 and 2000, respectively. Approximately $53 million of the merger and restructuring charges have been paid as of December 31, 2001, including approximately $20 million of benefits, and it is anticipated that the remaining benefits of $215 million have been or will be paid from retirement plans.

NOTE 4 – REGULATORY MATTERS

Regulation



Detroit Edison and MichCon are subject to the regulatory jurisdiction of the MPSC, which issues orders pertaining to rates, recovery of certain costs, including the costs of generating facilities and regulatory assets, conditions of service, accounting and operating-related matters.

Detroit Edison's electric distribution operations, MichCon's gas distribution and transportation operations, and the transmission operations of ITC meet the criteria of SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation." This accounting standard recognizes the cost-based ratemaking process, which results in differences in the application of generally accepted accounting principles between regulated and non-regulated businesses. SFAS No. 71 requires the recording of regulatory assets and liabilities for certain transactions that would have been treated as revenue and expense in non-regulated businesses. Regulatory assets represent costs that will be recovered from customers through the ratemaking process. Regulatory liabilities represent benefits that will be refunded to customers through reduced rates. Continued applicability of SFAS No. 71 requires that rates be designed to recover specific costs of providing regulated services and be charged to and collected from customers. Management believes that currently available facts support the continued application of SFAS No. 71 to these businesses. Future regulatory changes or changes in the competitive environment could result in the Company discontinuing the application of SFAS No. 71 for some or all of its businesses and require the write-off of the portion of any regulatory asset or liability that was no longer probable of recovery through rates or refund.

Regulatory Assets and Liabilities

The Company recorded the following regulatory assets and liabilities at December 31:

(in Millions)	2001	2000
Assets		
Unamortized nuclear costs	$ –	$ 2,328
Securitized regulatory assets	1,692	–
Recoverable income taxes related to securitized regulatory assets	928	–
Other recoverable income taxes	120	196
Unamortized loss on reacquired debt	37	82
Electric Choice implementation costs	53	57
Deferred environmental costs	29	–
Accrued GCR revenues	17	–
Other	20	25
Total Assets	$ 2,896	$ 2,688
Liabilities		
Refundable income taxes	$ 144	$ 2
Other	43	1
Total Liabilities	$ 187	$ 3

Electric Industry Restructuring

MPSC orders issued in 1997 and 1998 altered the regulatory process in Michigan and provided a plan for transition to competition for the generation business of Detroit Edison. Therefore, effective December 31, 1998, Detroit Edison's generation business no longer met the criteria of SFAS No. 71. Also, at that time, the 1,150 megawatt (MW) Fermi 2 nuclear generating plant was determined to be impaired. Since a December 1998 MPSC order provided for full recovery of Fermi 2 through the regulated transmission and distribution businesses, a regulatory asset was established representing the net book value of Fermi 2 and related assets.

Michigan Legislation – In June 2000, Public Act 141 (PA 141) became effective. PA 141 provided Detroit Edison with the right to recover stranded costs, codified and established January 1, 2002 as the date for full implementation of the MPSC's existing Electric Choice Program, and required the MPSC to reduce residential electric rates by 5%. At that time, Public Act 142 (PA 142) also became effective. PA 142 provided for the recovery through securitization of "qualified costs" which consist of an electric utility's regulatory assets, plus various costs associated with, or resulting from, the establishment of a competitive electric market and the issuance of securitization bonds.

Acting pursuant to PA 141, in an order issued in June 2000, the MPSC reduced Detroit Edison's residential electric rates by 5% and imposed a rate freeze for all classes of customers through 2003. In April 2001, commercial and industrial rates were lowered by 5% as a result of savings derived from the issuance of securitization bonds in March 2001, as subsequently discussed.

The legislation also contains provisions preventing rate increases for residential customers through 2005, for small business customers through 2004, and remaining business customers through 2003. Certain costs may be deferred after 2003 and during the period that rates are frozen. This rate cap may be lifted when certain market test provisions are met, specifically, an electric utility has no more than 30% of generation capacity in its relevant market, with consideration for capacity needed to meet a utility's responsibility to serve its customers. Statewide, multi-utility transmission system improvements also are required. Detroit Edison expects that these market and transmission improvement conditions will be met, and the rate cap will not continue after the dates specified in the legislation.

In several orders issued in June 2000, the MPSC determined that adjusting rates for changes in fuel and purchased power expenses through continuance of the power supply cost recovery (PSCR) clause would be inconsistent with the rate freeze. Detroit Edison was not permitted to collect the 1998 PSCR under-recovery of $9 million, plus accrued interest of $3 million. Also, Detroit Edison was not required to refund approximately $55 million of liabilities for over-recoveries of PSCR expenses for 1999 and 2000, and disallowances under the Fermi 2 performance standard mechanism. In January 2002, the Michigan Court of Appeals rejected appeals filed by parties opposing the MPSC's actions in this proceeding.

In October 2000, the MPSC initiated a case to determine the methodology of calculating net stranded costs as required by PA 141. As a result of an MPSC order in December 2001, Detroit Edison would recover the net stranded costs associated with its electric generation operations. Specifically, there would be an annual filing with the MPSC comparing actual revenues from the generation services to the revenue requirements, including an allowance for the cost of capital, to recover the costs of generation operations. The MPSC, in its orders, determined that Detroit Edison had no stranded costs using 2000 data, established a zero 2002 transition charge and deferred the issues of refining the net stranded costs methodology and the recalculating of net stranded costs to 2002. The MPSC also determined that Detroit Edison should provide a full and offsetting credit for the securitization and tax charges applied to Electric Choice bills in 2002. In addition, the MPSC ordered an additional credit on Electric Choice bills equivalent to the 5% rate reduction benefiting full service customers funded by savings derived from securitization. The provisions of this order will likely encourage additional customer participation in the Electric Choice Program and result in the loss of margins from providing generation services. Detroit Edison has asked for rehearing and clarification on certain aspects of the order and has requested that the MPSC initiate an expedited proceeding to implement those clarifications and interpretations.

In June 2001, pursuant to PA 141, Detroit Edison filed with the MPSC an application outlining a proposal to unbundle its existing rates. Detroit Edison's initial proposal did not unbundle all tariffs but instead included a bill message stating the amount of distribution charges a customer would incur under Electric Choice. A December 2001 MPSC order found that the June 2001 filing did not meet the requirements of PA 141 and ordered Detroit Edison to make a new filing. In February 2002, Detroit Edison made a filing that unbundled existing rates using updated cost data. Detroit Edison is unable to determine the timing or outcome of this proceeding.

In another December 2001 order, the MPSC finalized the prices, terms and conditions contained in the Retail Access Service Tariff (RAST) that will likely encourage additional customer participation in the Electric Choice Program. The implementation of the order will result in increased expenses associated with implementing Electric Choice, including meter installation, meter reading and computer system enhancements. Detroit Edison has asked for rehearing and clarification on certain aspects of the order.

Securitization – In an order issued in November 2000 and clarified in January 2001, the MPSC approved the issuance of securitization bonds to recover qualified costs that include the unamortized investment in Fermi 2, costs of certain other regulatory assets, Electric Choice implementation costs, costs of issuing securitization bonds, and the costs of retiring securities with the proceeds of securitization.

Detroit Edison formed The Detroit Edison Securitization Funding LLC (Securitization LLC), a wholly owned subsidiary, for the purpose of securitizing its qualified costs. In March 2001, the Securitization LLC issued $1.75 billion of Securitization Bonds, and Detroit Edison sold $1.75 billion of qualified costs to the Securitization LLC. The Securitization Bonds mature over a period of up to 15 years and have an average interest rate of 6.1%. Detroit Edison used the proceeds to retire debt and equity in approximately equal amounts. The Company likewise retired approximately 50% debt and 50% equity with the proceeds received as the sole shareholder of Detroit Edison. Detroit Edison implemented a non-bypassable surcharge on its customer bills, effective March 26, 2001, for the purpose of collecting amounts sufficient to provide for the payment of interest and principal and the payment of income taxes on the additional revenue from the surcharge. As a result of securitization, Detroit Edison established a regulatory asset for securitized costs including costs that had previously been recorded in other regulatory asset accounts.

The Securitization LLC is independent of Detroit Edison, as is its ownership of the securitization property. Due to principles of consolidation, qualified costs sold by Detroit Edison to the Securitization LLC and the $1.75 billion of securitization bonds appear on the Company's consolidated statement of financial position. The Company makes no claim to these assets. Ownership of such assets has vested in the Securitization LLC and been assigned to the trustee for the Securitization Bonds. Funds collected by Detroit Edison, acting in the capacity of a servicer for the Securitization LLC, are remitted to the trustee for the Securitization Bonds. Neither the securitization property nor funds collected from Detroit Edison's customers for the payment of costs related to the Securitization LLC and Securitization Bonds are available to Detroit Edison's creditors.

Transmission Business – Effective January 2001, the transmission assets owned by Detroit Edison were transferred to a wholly owned subsidiary, ITC. In May 2001, Detroit Edison distributed 100% of the shares of ITC to the Company. Detroit Edison continues to bill and collect transmission revenues as currently authorized in its bundled rates approved by the MPSC. ITC provides transmission services to customers of Detroit Edison and other non-affiliated customers. In August 2001, ITC filed with the FERC to join the Midwest Independent System Operator (MISO) and withdrew from the Alliance Regional Transmission Organization. In September 2001, ITC filed to suspend the effective date of its transmission rates approved by the FERC in 2000, due to the filing of a rate structure by the MISO.

Gas Industry Restructuring



Regulatory Reform Plan – Through December 2001, MichCon was operating under an MPSC-approved Regulatory Reform Plan which included a comprehensive experimental three-year Gas Choice Program, a Gas Sales Program and an income sharing mechanism. The Gas Choice Program allowed a limited number of customers to purchase gas from suppliers other than MichCon. The Gas Sales Program suspended the GCR mechanism for customers who continue to purchase gas from MichCon, and fixed the gas commodity component of MichCon's sales rates at $2.95 per Mcf. The income sharing mechanism allowed customers to share in profits when actual returns on equity from utility operations exceed predetermined thresholds. Based on the MPSC approved formula, the Company believes that no income sharing is required in 2001.

Regulatory Changes – MichCon returned to the GCR mechanism in January 2002 when the Gas Sales Program expired. Under the GCR mechanism, the gas commodity component of MichCon's gas sales rates will be based on market prices and set through the GCR process. In December 2001, the MPSC issued an order that permitted MichCon to implement GCR factors of up to $3.62 per Mcf for January 2002 billings and up to $4.38 per Mcf for the remainder of 2002. The order also allowed MichCon to recognize a regulatory asset of approximately $14 million representing the difference between the $4.38 factor and the $3.62 factor for volumes that were unbilled at December 31, 2001. The regulatory asset will be subject to the 2002 GCR reconciliation process.

In December 2001, the MPSC also approved MichCon's application for a voluntary, expanded permanent Gas Choice Program which would replace the experimental program that expires in March 2002. Effective April 2002, up to approximately 40% of MichCon's customers could elect to purchase gas from suppliers other than MichCon. Effective April 2003, up to approximately 60% of customers would be eligible and by April 2004, all of MichCon's 1.2 million customers can participate in the program. The MPSC also approved the use of deferred accounting for the recovery of implementation costs of the Gas Choice Program.

Other

In accordance with a November 1997 MPSC order, Detroit Edison reduced rates by $53 million annually to reflect the scheduled reduction in the revenue requirement for Fermi 2. The $53 million reduction was effective in January 1999. In addition, the November 1997 MPSC order authorized the deferral of $30 million of storm damage costs and amortization and recovery of the costs over a 24-month period commencing January 1998. After various legal appeals, the Michigan Court of Appeals remanded back to the MPSC for hearing the November 1997 order. In December 2000, the MPSC issued an order reopening the case for hearing. The parties in the case have agreed to a stipulation of fact and waiver of hearing. In February 2002, a MPSC administrative law judge issued a proposal for decision that supports Detroit Edison's actions in this matter. A final order is expected in 2002.

The Company is unable to predict the outcome of the regulatory matters discussed herein. Resolution of these matters is dependent upon future MPSC orders, which may impact the financial position and results of operations of the Company.

NOTE 5 – FERMI 2

General

Fermi 2, a nuclear generating unit, began commercial operation in January 1988. The Nuclear Regulatory Commission (NRC) maintains jurisdiction over the licensing and operation of Fermi 2. Fermi 2 has a design electrical rating (net) of 1,150 MW. This unit represents approximately 10% of Detroit Edison's summer net rated capability. The net book balance of the Fermi 2 plant was written off at December 31, 1998, and an equivalent regulatory asset was established. In 2001, the Fermi 2 regulatory asset was securitized. See Note 4 – Regulatory Matters.

Ownership of an operating nuclear generating unit subjects Detroit Edison to significant additional risks. Fermi 2 is regulated by a number of different governmental agencies concerned with public health, safety and environmental protection.

Insurance

Detroit Edison insures Fermi 2 with property damage insurance provided by Nuclear Electric Insurance Limited (NEIL). The NEIL insurance policies provide $500 million of primary coverage (with a $1 million deductible) and $2.25 billion of excess coverage for stabilization, decontamination and debris removal costs, repair and/or replacement of property and decommissioning. The combined limits provide total property damage insurance of $2.75 billion.

Detroit Edison maintains an insurance policy with NEIL providing for extra expenses, including certain replacement power costs necessitated by Fermi 2's unavailability due to an insured event. These policies have a 12-week waiting period and provide for three years of coverage.

Terrorism coverage under the NEIL policies has been modified for multiple terrorism losses occurring within one year after the first loss from terrorism. NEIL would make available to all insured entities up to $3.2 billion and any amounts it recovers from reinsurance, government indemnity or other sources for such losses.

Under the NEIL policies, Detroit Edison could be liable for maximum assessments of up to approximately $27 million per event if the loss associated with any one event should exceed the accumulated funds available to NEIL.

As required by federal law, Detroit Edison maintains $200 million of public liability insurance for a nuclear incident. For liabilities arising out of terrorist acts, the policy is now subject to one industry aggregate limit of $200 million. Further, under the Price-Anderson Amendments Act of 1988 (Act), deferred premium charges up to $84 million could be levied against each licensed nuclear facility, but not more than $10 million per year per facility. Thus, deferred premium charges could be levied against all owners of licensed nuclear facilities in the event of a nuclear incident at any of these facilities. The Act will expire on August 1, 2002. It is unknown whether this statute will be renewed or modified.

Decommissioning

The NRC has jurisdiction over the decommissioning of nuclear power plants and requires decommissioning funding based upon a formula. The MPSC and FERC regulate the recovery of costs of decommissioning nuclear power plants and both require the use of external trust funds to finance the decommissioning of Fermi 2. Rates approved by the MPSC provide for the decommissioning costs of Fermi 2. Detroit Edison is continuing to fund FERC jurisdictional amounts for decommissioning even though explicit provisions are not included in FERC rates. The Company believes that the MPSC and FERC collections will be adequate to fund the estimated cost of decommissioning using the NRC formula.

Detroit Edison has established external trust funds to hold decommissioning and low-level radioactive waste disposal funds collected from customers. During 2001, 2000 and

1999, Detroit Edison collected $38 million in each year from customers for decommissioning and low-level radioactive waste disposal. Such amounts were recorded as components of depreciation, depletion and amortization expense, and in other liabilities. Net unrealized losses of $23 million and $18 million in 2001 and 2000, respectively, were recorded as adjustments to the nuclear decommissioning trust funds and other liabilities. At December 31, 2001, investments in the external trust funds consisted of approximately 50.7% in publicly traded equity securities, 46.1% in fixed debt instruments and 3.2% in cash equivalents. Investments in debt and equity securities held within the external trust funds are classified as "available for sale."

At December 31, 2001 and 2000, Detroit Edison had reserves of $373 million and $351 million for the future decommissioning of Fermi 2, and $29 million and $32 million for the decommissioning of Fermi 1, a nuclear unit that has been shut down since 1972, respectively. Detroit Edison also had a reserve of $15 million for low-level radioactive waste disposal costs at December 31, 2001 and 2000. These reserves are included in other liabilities, with an equivalent amount deposited in external trust funds. It is estimated that the cost of decommissioning Fermi 2, when its license expires in 2025, will be $913 million in 2001 dollars and $3.5 billion in 2025 dollars, using a 6% inflation rate. In 2001, the Company began the decommissioning of Fermi 1, with the goal of removing the radioactive material and terminating the Fermi 1 license. The decommissioning is expected to be completed by 2007.

Nuclear Fuel Disposal Costs

In accordance with the Federal Nuclear Waste Policy Act of 1982, Detroit Edison has a contract with the U.S. Department of Energy (DOE) for the future storage and disposal of spent nuclear fuel from Fermi 2. Detroit Edison is obligated to pay the DOE a fee of one mill per net kilowatthour of Fermi 2 electricity generated and sold. The fee is a component of nuclear fuel expense. Delays have occurred in the DOE's program for the acceptance and disposal of spent nuclear fuel at a permanent repository. Until the DOE is able to fulfill its obligation under the contract, Detroit Edison is responsible for the spent nuclear fuel storage. Detroit Edison estimates that existing storage capacity will be sufficient until 2007.

NOTE 6 – JOINTLY OWNED UTILITY PLANT

Detroit Edison's portion of jointly owned utility plant at December 31, 2001 is as follows:

	Belle River	Ludington Pumped Storage
In-service date	1984-1985	1973
Ownership interest	*	49%
Investment (millions)	$ 1,031	$ 194
Accumulated depreciation (millions)	$ 461	$ 102

*Detroit Edison's ownership interest is 62.78% in Unit No. 1, 81.39% of the portion of the facilities applicable to Belle River used jointly by the Belle River and St. Clair Power Plants, 49.59% in certain transmission lines and, at December 31, 2001, 75% in facilities used in common with Unit No. 2.

Belle River

The Michigan Public Power Agency (MPPA) has an ownership interest in Belle River Unit No. 1 and certain other related facilities. MPPA is entitled to 18.61% of the capacity and energy of the entire plant (1,026 MW) and is responsible for the same percentage of the plant's operation and maintenance expenses and capital improvements.

Ludington Pumped Storage

Operation, maintenance and other expenses of the Ludington Pumped Storage Plant (1,872 MW) are shared by Detroit Edison and Consumers Energy Company in proportion to their respective ownership interests in the plant.

NOTE 7 – INCOME TAXES

DTE Energy files a consolidated federal income tax return.

Total income tax expense as a percent of income before tax varied from the statutory federal income tax rate for the following reasons:

	2001	2000	1999
Statutory income tax rate	35.0%	35.0%	35.0%
Alternate fuels credit	(75.3)	(27.1)	(21.3)
Removal costs	0.2	(5.0)	(2.3)
Investment tax credit	(3.6)	(2.2)	(1.9)
Depreciation	(5.7)	2.3	1.5
Goodwill amortization	4.7	–	–
Research expenditures tax credit	(3.0)	–	–
ESOP	(1.9)	–	–
Other-net	(0.7)	(1.1)	0.1
Effective income tax rate	(50.3)%	1.9%	11.1%

Components of income tax expense (benefit) were as follows:

(in Millions)	2001	2000	1999
Current federal and other income tax expense	$ 176	$ 268	$ 260
Deferred federal income tax benefit	(113)	(118)	(73)
Alternate fuels credit	(165)	(130)	(116)
Investment tax credit	(8)	(11)	(11)
Total	$ (110)	$ 9	$ 60

Internal Revenue Code Section 29 provides a tax credit (alternate fuels credit) for qualified fuels produced and sold by a taxpayer to an unrelated party during the taxable year. Alternate fuels credits earned but not utilized of $274 million are carried forward indefinitely as alternative minimum tax credits.

At December 31, 2001, the Company had a net operating loss carryforward of $424 million expiring in 2019 and 2020. The Company does not believe that a valuation allowance is required, as it expects to utilize these losses prior to their expiration.

Deferred tax assets and liabilities are recognized for the estimated future tax effect of temporary differences between the tax basis of assets or liabilities and the reported amounts in the financial statements. Deferred tax assets and liabilities are classified as current or noncurrent according to the classification of the related assets or liabilities. Deferred tax assets and liabilities not related to assets or liabilities are classified according to the expected reversal date of the temporary differences.

Deferred income tax assets (liabilities) were comprised of the following at December 31:

(in Millions)	2001	2000
Property	$ (1,341)	$ (1,212)
Securitized regulatory assets	(909)	–
Unamortized nuclear costs	–	(822)
Alternative minimum tax credit carryforward	274	125
Property taxes	(83)	(68)
Investment tax credit	90	90
Contributions in aid of construction	102	90
Merger basis differences	213	–
Net operating loss	148	–
Other	75	(66)
	$ (1,431)	$ (1,863)
Deferred income tax liabilities	$ (2,479)	$ (2,414)
Deferred income tax assets	1,048	551
	$ (1,431)	$ (1,863)

The federal income tax returns of the Company are settled through 1992.

NOTE 8 – COMMON STOCK AND EARNINGS PER SHARE

Common Stock

On May 31, 2001, the Company issued approximately 29 million shares of common stock, valued at $1.06 billion, as part of the consideration to purchase all of the outstanding shares of MCN Energy common stock. See Note 2 – MCN Energy Acquisition. The newly issued shares were valued at the average market price of the Company's common stock for a period of five days, including February 28, 2001, which was the date the Company and MCN Energy announced the revised merger agreement.

During 2001, the Company repurchased approximately 10.5 million shares of common stock at an aggregate cost of approximately $438 million. In 2000, the Company repurchased approximately 2.3 million shares of common stock at an aggregate cost of approximately $70 million.

The Company records unearned compensation as a reduction in common stock. The unearned compensation represents the value of non-vested stock awards granted under the DTE Energy Company 2001 Stock Incentive Plan and the Long-Term Incentive Plan adopted in 1995. The number of non-vested stock awards is included in the number of common shares outstanding; however, for purposes of computing basic earnings per share, non-vested stock awards are excluded.

Shareholders' Rights Plan

The Company has a Shareholders' Rights Plan that is designed to maximize shareholders' value in the event the Company is acquired. The rights are attached to and trade with shares of the Company's common stock until they are exercisable upon certain triggering events. The rights will expire in 2007.

Earnings per Share

The Company reports both basic and diluted earnings per share. Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share assumes the issuance of potentially dilutive common shares outstanding during the period and the repurchase of common shares that would have occurred with proceeds from the assumed issuance. These include the assumed exercise of stock options, vesting of non-vested stock awards, and issuance of performance share awards. A reconciliation of both calculations is presented in the table below.

Options to purchase approximately 2.34 million shares of common stock at an average price of $43.86 per share were outstanding during 2001. These securities were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares, thus making these securities anti-dilutive.

(in Thousands, except per share amounts)	2001	2000	1999
Basic Earnings per Share			
Income before accounting change	$ 328,745	$ 468,550	$ 482,653
Average number of common shares outstanding	153,120	143,116	145,047
Earnings per share of common stock based on average number of shares outstanding	$ 2.15	$ 3.27	$ 3.33
Diluted Earnings per Share			
Income before accounting change	$ 328,745	$ 468,550	$ 482,653
Average number of common shares outstanding	153,120	143,116	145,047
Incremental shares from stock-based awards	639	149	89
Average number of dilutive shares outstanding	153,759	143,265	145,136
Earnings per share of common stock assuming issuance of incremental shares	$ 2.14	$ 3.27	$ 3.33

NOTE 9 – PREFERRED SECURITIES

DTE Energy and Enterprises-Obligated Mandatorily Redeemable Preferred Securities of Subsidiaries

DTE Energy has established a trust, and Enterprises has established various trusts and a partnership, each formed for the sole purpose of issuing preferred securities and lending the gross proceeds thereof to their respective parent. The sole assets of the trusts and partnership are debentures of the parent with terms similar to those of the related preferred securities. Summarized information for mandatorily redeemable preferred securities of subsidiaries holding solely debentures of the parent is as follows:

(in Millions, except per share amounts)	Dec. 31, 2001	Liquidation Value Per Share	Maturity of Underlying Security	Earliest Redemption Date
MCN Financing I				
8-5/8% Trust Originated Preferred Securities (3,200,000 preferred securities) Dividends payable quarterly	$ 77	$ 25	2036	2001
MCN Financing II				
8-5/8% Trust Preferred Securities (4,000,000 preferred securities) Dividends payable quarterly	98	25	2038	2003
MCN Michigan Ltd. Partnership				
9-3/8% Redeemable Cumulative Preferred Securities (4,000,000 preferred securities) Dividends payable monthly	97	25	2024	1999
MCN Financing III				
7.25% Preferred Securities (30,600 preferred securities) Dividends payable quarterly	2	50	2002	2002
	$ 274			

The preferred securities carry similar provisions relating to their respective parent as described below.

The preferred securities allow the parent the right to extend interest payment periods on the debentures and, as a consequence, dividend payments on the preferred securities can be deferred by the trusts and partnership during any such interest payment period. In the event that the parent exercises this right, the parent may not declare dividends on its common stock.

In the event of default, holders of the preferred securities will be entitled to exercise and enforce the trusts' and partnership's creditor rights against the parent, which may include acceleration of the principal amount due on the debentures. The Company and Enterprises have issued guaranties with respect to payments on the preferred securities. These guaranties, when taken together with the parent's obligations under the debentures, the related indenture, and the trusts and partnership documents, provide full and unconditional guaranties of the trusts' and partnership's obligations under the preferred securities.

Financing costs for these issuances were deferred and are reflected as a reduction in the carrying value of the preferred securities. These costs are being amortized using the straight-line method over the estimated lives of the related securities.

In January 2002, DTE Energy Trust I, a wholly owned trust of the Company, issued $180 million of 7.8% Trust Preferred Securities with a liquidation value of $25 per share. The maturity date of the underlying security is February 2032. The earliest date the securities can be redeemed is February 2007. The proceeds were used to redeem the 8-5/8% Trust Originated Preferred Securities and the 9-3/8% Redeemable Cumulative Preferred Securities in February 2002.

Preferred and Preference Securities – Authorized and Unissued

At December 31, 2001, the Company had 5 million shares of preferred stock without par value authorized, with no shares issued. Of such amount, 1.6 million shares were reserved for issuance in accordance with the Shareholders' Rights Plan.

At December 31, 2001, Detroit Edison had 6.75 million shares of preferred stock with a par value of $100 per share and 30 million shares of preference stock with a par value of $1 per share authorized, with no shares issued.

At December 31, 2001, Enterprises had 25 million shares of preferred stock without par value authorized, with no shares issued.



At December 31, 2001, MichCon had 7 million shares of preferred stock with a par value of $1 per share and 4 million shares of preference stock with a par value of $1 per share authorized, with no shares issued.

NOTE 10 – LONG-TERM DEBT

The Company's long-term debt outstanding and weighted average interest rates of debt outstanding at December 31 were:

(in Millions)	2001	2000
Mortgage Bonds		
7.5% due 2001 to 2023	$ 1,073	$ 1,564
Remarketed Notes		
Secured		
6.1% due 2034 to 2038	253	410
Unsecured		
6.7% due 2002 to 2038	603	400
Tax Exempt Revenue Bonds		
Secured		
Installment Sales Contracts		
6.6% due 2004 to 2024	125	125
Loan Agreements		
5.8% due 2008 to 2030	882	882
Unsecured		
Installment Sales Contracts		
6.4% due 2004	24	24
Loan Agreements		
4.8% due 2024 to 2030	113	113
Senior Notes		
Secured		
6.2% due 2005 to 2039	1,007	–
Unsecured		
6.3% due 2002 to 2011	1,557	–
Quarterly Income Debt Securities (QUIDS)		
7.5% due 2026 to 2028	385	385
Non-Recourse Debt		
7.7% due 2001 to 2017	193	247
Other Long-Term Debt	103	–
	6,321	4,150
Less amount due within one year	(429)	(256)
	$ 5,892	$ 3,894
Securitization Bonds		
6.1% due 2002 to 2016	$ 1,746	$ –
Less amount due within one year	(73)	–
	$ 1,673	$ –

In the years 2002-2006, the Company's long-term debt maturities are $502 million, $379 million, $466 million, $448 million and $683 million, respectively.

Substantially all of the net utility properties of Detroit Edison and MichCon, totaling approximately $8.3 billion, are pledged as security for the payment of outstanding mortgage bonds and other secured debt.

Each series of QUIDS provides that interest will be paid quarterly. However, Detroit Edison has the right to extend the interest payment period on the QUIDS for up to 20 consecutive interest payment periods. Interest would continue to accrue during the deferral period. If this right is exercised, Detroit Edison may not declare or pay dividends on, or redeem, purchase or acquire, any of its capital stock during the deferral period.

At December 31, 2001, $856 million of notes were subject to periodic remarketings. Remarketing agents remarket these securities at the lowest interest rate necessary to produce a par bid. In the event that a remarketing fails, Standby Note Purchase Agreements and/or Letters of Credit are in place for a portion of the notes that provide that banks will purchase the securities and, after the conclusion of all necessary proceedings, remarket the bonds. In the event the banks' obligations under the Standby Note Purchase Agreements and/or Letters of Credit are not honored, then the Company would be required to purchase any securities subject to a failed remarketing.

The Company financed the cash consideration of the acquisition of MCN Energy through the issuance of $1.35 billion of debt in May 2001. The Company issued three series of senior notes with differing maturities ranging from three to 10 years in the following denominations: (i) $250 million of 6.00% senior notes due 2004; (ii) $500 million of 6.45% senior notes due 2006; and (iii) $600 million of 7.05% senior notes due 2011. Interest is payable on a semi-annual basis beginning December 1, 2001.

Detroit Edison formed the Securitization LLC, a wholly owned subsidiary, for the purpose of securitizing its stranded costs. In March 2001, the Securitization LLC issued $1.75 billion of Securitization Bonds, Series 2001-1, and Detroit Edison sold $1.75 billion of qualified costs to the Securitization LLC. During the year ended December 31, 2001, Detroit Edison used proceeds from securitization along with other refinancings to redeem $1.3 billion in debt, of which $1.1 billion represented unscheduled redemptions.

During 2001, Detroit Edison issued $200 million of 5.05% senior secured notes due 2005, and $500 million of 6.125% senior secured notes due 2010. Interest is payable on a semi-annual basis beginning April 1, 2002. Detroit Edison also issued $139.9 million of 5.45% tax-exempt bonds due 2029. Interest is payable on a semi-annual basis beginning March 1, 2002.

During 2001, Detroit Edison entered into a financing arrangement for certain equipment with a value of approximately $90 million. The arrangement has an implicit interest rate of 7.6% with a term of approximately nine years.

During 2001, MichCon issued $200 million of 6.125% senior secured notes due 2008. Interest is payable on a semi-annual basis beginning March 1, 2002. During 2001, MichCon paid the entire outstanding balance of a $40 million mortgage bond that was due in 2021.

NOTE 11 – SHORT-TERM CREDIT ARRANGEMENTS AND BORROWINGS

During 2001, the Company, Detroit Edison and MichCon entered into a bank facility arrangement used to support commercial paper in the amounts of $800 million, $300 million and $300 million, respectively. Commercial paper is usually issued in lieu of an equivalent amount of borrowings under these lines of credit. Amounts outstanding under this facility at December 31, 2001, were $423 million at the Company and $254 million at MichCon. At December 31, 2000, $45 million of commercial paper was outstanding at Detroit Edison under a prior facility. The weighted average interest rates for short-term borrowings at December 31, 2001 and 2000 were 2.8% and 6.6%, respectively.

At December 31, 2001, the Company had letters of credit from a bank that allowed the Company to use approximately $88 million of cash previously classified as restricted on the Company's statement of financial position. There were no outstanding draws on these letters of credit at December 31, 2001.

Detroit Edison also has a $200 million short-term financing agreement secured by its customer accounts receivable and unbilled revenues portfolio under which there were no outstanding amounts at December 31, 2001. There was $200 million outstanding at December 31, 2000, with a weighted average interest rate of 6.8%.

During 2001, DTE Capital was merged into the Company. At December 31, 2000, DTE Capital had $258 million of commercial paper outstanding, with a weighted average interest rate of 7.7%.

NOTE 12 – CAPITAL AND OPERATING LEASES

Lessee – The Company, Detroit Edison, Enterprises and MichCon lease various assets under capital and operating leases including lake vessels, locomotives and coal cars, office buildings, a parking structure, a warehouse, computers, vehicles and other equipment. The lease arrangements expire at various dates through 2016, with renewal options extending beyond that date. Portions of the office buildings and parking structure are subleased to various tenants.

In July 2001, Detroit Edison terminated its nuclear fuel financing arrangement and purchased the leased nuclear fuel for $79 million.

Future minimum lease payments under non-cancelable leases at December 31, 2001 were:

(in Millions)	Capital Leases	Operating Leases
2002	$ 21	$ 19
2003	15	18
2004	12	16
2005	12	13
2006	13	9
2007 and thereafter	74	27
Total minimum lease payments	147	$ 102
Less imputed interest	(44)	
Present value of net minimum lease payments	103	
Less current portion	(14)	
Noncurrent portion	$ 89	

Total minimum lease payments for operating leases have not been reduced by future minimum sublease rentals totaling $12.7 million under non-cancelable subleases expiring at various dates to 2008.

Rental expenses for operating leases were $19 million, $13 million and $5 million for 2001, 2000 and 1999, respectively.

Lessor – MichCon leases a portion of its pipeline system to the Vector Pipeline Partnership through a capital lease arrangement that expires in 2020, with renewal options extending for five years. The components of the net investment in the capital lease at December 31, 2001 follows:

(in Millions)	
2002	$ 9
2003	9
2004	9
2005	9
2006	9
Thereafter	125
Total minimum future lease receipts	170
Residual value of leased pipeline	40
Less – unearned income	(125)
Net investment in capital lease	85
Less – current portion	(1)
	$ 84

NOTE 13 – FINANCIAL AND OTHER DERIVATIVE INSTRUMENTS

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that all derivative instruments be recognized as either assets or liabilities, measured at fair value. The accounting for changes in fair value depends upon the purpose of the derivative instrument and whether it is designated as a hedge and qualifies for hedge accounting. To the extent derivative instruments qualify as hedges and are designated as hedges of the variability of cash flows associated with forecasted transactions, the effective portion of the gain or loss on such derivative instruments is reported in other comprehensive income. The ineffective portion, if any, is reported in net income. Such amounts reported in other comprehensive income are reclassified into net income when the forecasted transaction affects earnings. If a cash flow hedge is discontinued because it is probable that the forecasted transaction will not occur, the net gain or loss is immediately reclassified into earnings. To the extent derivative instruments qualify as hedges and are designated as hedges of changes in fair value of an existing asset, liability or firm commitment, the gain or loss on the hedging instrument is recognized in earnings along with the changes in fair value of the hedged asset, liability or firm commitment attributable to the hedged risk.

SFAS No. 133 requires that as of the date of initial adoption, the difference between the fair value of derivative instruments and the previous carrying amount of those derivatives be reported in net income or other comprehensive income, as appropriate, as the cumulative effect of a change in accounting principle in accordance with Accounting Principles Board (APB) Opinion 20, "Accounting Changes."

As of January 1, 2001, the Company adopted SFAS No. 133, as required. The financial statement impact of recording the various SFAS No. 133 transactions at January 1, 2001 was as follows:

Financial Statement Line Item *(in Millions)*		Increase (Decrease)
Assets from risk management and trading activities	$	26
Liabilities from risk management and trading activities	$	85
Deferred income taxes payable	$	(20)
Cumulative effect of a change in accounting principle:		
Other comprehensive loss	$	42
Net income	$	3

The Company's primary market risk exposures are associated with interest rates and commodity prices. The Company has risk management policies to monitor and assist in mitigating these market risks and uses derivative instruments to manage some of the exposures. Except for the activities of the Wholesale Marketing & Trading segment, the Company does not hold or issue derivative instruments for trading purposes. All derivatives are recorded at fair value and shown as "assets or liabilities from risk management and trading activities" in the consolidated statement of financial position.

The FASB continues to develop interpretive guidance for SFAS No. 133. Accordingly, any future interpretations of SFAS No. 133 may impact the Company's ultimate application of the standard.

RISK MANAGEMENT ACTIVITIES

Credit Risk

The Company is exposed to credit risk in the event of nonperformance by customers or counterparties of its contractual obligations. The Company maintains credit policies with regard to its customers and counterparties that management believes significantly minimize overall credit risk. These policies include an evaluation of potential customers' and counterparties' financial condition and credit rating, collateral requirements or other credit enhancements such as letters of credit or guarantees, and the use of standardized agreements which allow for the netting or offsetting of positive and negative exposures associated with a single counterparty.

Interest Rate Risk

During 2000, the Company entered into a series of forward-starting interest rate swaps and treasury locks in order to limit its sensitivity to market interest rate risk associated with its issuance of long-term debt used to finance the acquisition of MCN Energy. Such instruments were formally designated as cash flow hedges. In the first quarter of 2001, a loss of approximately $5 million was reclassified from accumulated other comprehensive loss into earnings, since management determined it was probable that certain transactions associated with the issuance of long-term debt would not occur within the time frame originally anticipated. This loss was reported as a component of interest expense within the consolidated statement of operations. In May 2001, the Company issued long-term debt, and terminated these hedges at a cost of $83 million, with the corresponding loss on these instruments included in other comprehensive loss. During the next 30 years, amounts recorded in other comprehensive loss will be reclassified to interest expense as the related interest affects earnings. At December 31, 2001, the estimated amount of existing losses that is expected to be reclassified into earnings within the next 12 months is approximately $10 million.

Commodity Price Risk

Electric Utility – Detroit Edison uses forward energy, capacity, and futures contracts to manage the risk of fluctuations in the market price of electricity and natural gas. Certain of these contracts have been formally designated as cash flow hedges of the forecasted purchase of power and natural gas. For the year ended December 31, 2001, Detroit Edison recorded a loss of $23 million, net of tax, in other comprehensive loss for these hedges. Amounts recorded in other comprehensive loss will be reclassified to fuel, purchased power and gas expense as the forecasted purchases of electricity and natural gas affect earnings. At December 31, 2001, the estimated net amount of existing loss expected to be reclassified into earnings within the next 12 months is approximately $21 million. The maximum length of time over which Detroit Edison is hedging its exposure to the variability of future cash flows is two years. Ineffectiveness recognized in these hedging relationships was immaterial for the year ended December 31, 2001.

Certain of Detroit Edison's forward electric contracts are considered "normal purchases and sales" and therefore are excluded from the scope of SFAS No. 133.

In June 2001, the FASB provided guidance on the implementation of SFAS No. 133 regarding certain contracts in the power generation industry. In June 2001, issue No. C15, "Scope Exceptions: Normal Purchases and Normal Sales Exception for Option-Type Contracts and Forward Contracts in Electricity," was issued. The FASB concluded that because electricity cannot be readily stored in significant quantities, and the entity engaged in selling electricity is obligated to maintain sufficient capacity to meet the electricity needs of its customer base, an option-like contract for the purchase of electricity that meets certain criteria is eligible for the normal purchases and sales exception. Detroit Edison adopted this new guidance on July 1, 2001, as required, classified certain contracts as normal, and began amortizing the previously recorded liability on option-like contracts over their remaining lives. In December 2001, the FASB issued revisions to issue No. C15 that are effective in April 2002. The revised guidance differentiates characteristics of traditional capacity contracts used by electric utilities to meet electric load and financial options on electricity. Traditional capacity contracts are eligible for settlement accounting under the normal purchases and sales exception. Financial options on electricity will not be eligible for settlement accounting. Financial options on electricity will be recorded at fair value on the statement of financial position using mark-to-market accounting.

Gas Utility – MichCon has firm-priced contracts for a substantial portion of its expected gas supply requirements through 2002. These contracts are designated and qualify for the "normal purchases" exception under SFAS No.133. Accordingly, MichCon does not account for such contracts as derivatives.

Non-regulated Operations – Natural gas forwards, futures, options and swap agreements are used to manage exposure to the risk of market price and volume fluctuations on gas sale and purchase contracts, gas production, and gas inventories. Enterprises has determined that this risk minimization strategy will be accounted for by marking to market its commodity forwards, financial derivatives, and corresponding physical positions so there are substantial offsetting amounts. This fair value accounting better aligns financial reporting with the way such business is managed and its performance measured. Additionally, certain transportation contracts are considered derivatives and marked to market under SFAS No. 133. Unrealized gains and losses resulting from marking to market commodity-related derivatives are recorded as an adjustment to revenues.

Although it attempts to maintain a balanced or flat book from an economic standpoint, Enterprises experiences earnings volatility as a result of its owned gas reserves, as well as from open positions related to its long-term transportation and storage assets.Gas produced from owned reserves does not meet the definition of a derivative under SFAS No. 133.

TRADING ACTIVITIES

Wholesale Marketing & Trading markets and trades electricity and natural gas physical products and financial instruments, and provides risk management services utilizing energy commodity derivative instruments, which include futures, exchange-traded and over-the-counter options, and forward purchase and sales contracts. Contracts used in trading activities are accounted for under Emerging Issues Task Force Issue No. 98-10, "Accounting for Energy Trading Activities and Risk Management Activities." Accordingly, such contracts are marked to market with unrealized gains and losses recorded in revenues. All derivatives are recorded at fair value and shown as "assets or liabilities from risk management and trading activities" in the consolidated statement of financial position. Contracts for physical delivery are recorded gross in revenues or expenses, as appropriate. Gains or losses on financial contracts are recorded net in the consolidated statement of operations.



FAIR VALUE OF OTHER FINANCIAL INSTRUMENTS

The fair value of financial instruments is determined by reference to various market data and other valuation techniques as appropriate. The carrying amount of financial instruments, except for long-term debt and preferred securities, approximate fair value. The estimated fair value of total long-term debt at December 31, 2001 and 2000 was $8.2 billion and $4.2 billion, respectively, compared to the carrying amount of $8.1 billion and $4.1 billion, respectively. The estimated fair value of preferred securities at December 31, 2001 was $276 million compared to the carrying amount of $274 million.

NOTE 14 – COMMITMENTS AND CONTINGENCIES

Personal Property Taxes

Detroit Edison, MichCon and other Michigan utilities have asserted that Michigan's valuation tables result in the substantial overvaluation of utility personal property. Valuation tables established by the Michigan State Tax Commission (STC) are used to estimate the reduction in value of personal property based on the property's age. In November 1999, the STC approved new valuation tables that more accurately recognize the value of a utility's personal property. The new tables became effective in 2000 and are being used for current year assessments in most jurisdictions. However, several local taxing jurisdictions have taken legal action attempting to prevent the STC from implementing the new valuation tables and have continued to prepare assessments based on the superseded tables. The legal actions regarding the appropriateness of the new tables are currently before the Michigan Tax Tribunal (MTT) which issued an order in June 2000 stating that the tables are presumed to be correct, thus assigning the burden of proving otherwise to the taxing jurisdictions. The hearing before the MTT concluded in June 2001, with the STC subsequently filing a motion for summary judgment. All briefs related to that motion have been filed, and the parties now await the MTT decision.

Detroit Edison and MichCon accrue property tax expense based on the new tables. Detroit Edison and MichCon will seek to apply the new tables retroactively and to ultimately settle the pending tax appeals related to 1997 through 1999. This is a solution supported by the STC in the past. The legal action, along with possible additional appeals by local taxing jurisdictions, is expected to delay any recoveries realized by Detroit Edison and MichCon related to the new valuation tables.

Gas Environmental Matters

Former manufactured gas plant sites – Prior to the construction of major natural gas pipelines, gas for heating and other uses was manufactured from processes involving coal, coke or oil. Enterprises owns, or previously owned, 17 such former manufactured gas plant (MGP) sites.

During the mid-1980's, Enterprises conducted preliminary environmental investigations at former MGP sites, and some contamination related to the by-products of gas manufacturing was discovered at each site. The existence of these sites and the results of the environmental investigations have been reported to the Michigan Department of Environmental Quality (MDEQ). None of these former MGP sites is on the National Priorities List prepared by the U.S. Environmental Protection Agency (EPA).

Enterprises is involved in an administrative proceeding before the EPA regarding one of the former MGP sites. Enterprises has executed an order with the EPA, pursuant to which Enterprises is legally obligated to investigate and remediate the MGP site. Enterprises is remediating eight of the former MGP sites and conducting more extensive investigations at three other former MGP sites. In 1998, Enterprises received state closure of one of the former MGP sites. Additionally, the MDEQ has determined with respect to two other former MGP sites that Enterprises is not a responsible party for the purpose of assessing remediation expenditures. In September 2001, Enterprises was advised of one additional MGP site for which it has some responsibility. After review of the extent of the necessary environmental clean-up required, remediation costs for this site are not expected to exceed $500,000.

In 1984, Enterprises established a $12 million reserve for environmental investigation and remediation. During 1993, MichCon received MPSC approval of a cost deferral and rate recovery mechanism for investigation and remediation costs incurred at former MGP sites in excess of this reserve.

Enterprises employed outside consultants to evaluate remediation alternatives for these sites, to assist in estimating its potential liabilities and to review its archived insurance policies. The findings of these investigations indicate that the estimated total expenditures for investigation and remediation activities for these sites could range from $30 million to $170 million based on undiscounted 1995 costs. As a result of these studies, Enterprises accrued an additional liability and a corresponding regulatory asset of $35 million during 1995.

During 2001, Enterprises spent $4 million investigating and remediating these former MGP sites. At December 31, 2001, the reserve balance was $25 million of which $5 million was classified as current. Any significant change in assumptions, such as remediation techniques, nature and extent of contamination and regulatory requirements, could impact the estimate of remedial action costs for the sites and, therefore, have an effect on the Company's financial position and cash flows. However, management believes that the cost deferral and rate recovery mechanism approved by the MPSC will prevent environmental costs from having a material adverse impact on the Company's results of operations.

Commitments

Detroit Edison has an Energy Purchase Agreement for the purchase of steam and electricity from the Detroit Resource Recovery Facility. Under the Agreement, Detroit Edison will purchase steam through 2008 and electricity through June 2024. In 1996, a special charge to income was recorded that included a reserve for steam purchase commitments in excess of replacement costs from 1997 through 2008. The reserve for steam purchase commitments is being amortized to fuel, purchased power and gas expense with noncash accretion expense being recorded through 2008. During 2001, the reserve for future steam purchase commitments was reduced by $22 million due to changes in estimated future replacement costs. Purchases of steam and electricity were approximately $41 million, $35 million and $35 million for 2001, 2000 and 1999, respectively. Annual steam and electric purchase commitments are approximately $40 million, $41 million, $42 million, $44 million and $45 million for 2002, 2003, 2004, 2005 and 2006, respectively.

The EPA has issued ozone transport regulations and final new air quality standards relating to ozone and particulate air pollution. In September 1998, the EPA issued a State Implementation Plan (SIP) call, giving states a year to develop new regulations to limit nitrogen oxide emissions because of their contribution to ozone formation. Detroit Edison has spent approximately $221 million through December 2001 and estimates that it will incur approximately $400 million to $500 million of future capital expenditures over the next three years to comply. In March 2000, the U.S. Court of Appeals ruled in favor of the EPA's SIP call regulations. The new air quality standards have been upheld in legal challenges in the U.S. Court of Appeals, but the U.S. Supreme Court has agreed to hear the appeal. Until the legal issues are resolved, management is unable to predict the full impact of the new air quality standards. Under the June 2000 Michigan restructuring legislation, beginning January 1, 2004, annual return of and on this capital expenditure, in excess of current depreciation levels, would be deferred in ratemaking, until after the expiration of the rate cap period, presently expected to end December 31, 2005.

In 1997, Enterprises' 50%-owned partnership, Washington 10 Storage Partnership (W-10), entered into a leveraged lease transaction to finance the conversion of a depleted natural gas reservoir into a 42 Bcf storage facility. The storage facility began operations in mid-1999 and cost $160 million to develop. Enterprises has entered into a contract with W-10 to market 100% of the capacity of the storage field through 2029. Under the terms of the marketing contract, Enterprises is obligated to generate sufficient revenues to cover W-10's lease payments and certain operating costs, which average approximately $15 million annually.

To ensure a reliable supply of natural gas at competitive prices, Enterprises has entered into long-term purchase and transportation contracts with various suppliers and producers. In general, purchases are under fixed price and volume contracts or formulas based on market prices. Enterprises has firm purchase commitments through 2015 for approximately 707 Bcf of gas. Enterprises expects that sales, based on warmer-than-normal weather, will exceed its minimum purchase commitments. Enterprises has long-term transportation and storage contracts with various companies expiring on various dates through the year 2016. Enterprises is also committed to pay demand charges of approximately $89 million during 2002 related to firm purchase and transportation agreements. Of this total, approximately $37 million relates to MichCon.

The Company has also entered into long-term fuel supply commitments of approximately $1 billion at December 31, 2001. The Company expects that its 2002 capital expenditures will approximate $950 million. Certain commitments have been made in connection with such capital expenditures.

Other Contingencies

Electricity and gas is purchased from and sold to numerous companies operating in the steel, automotive, energy and retail industries. A number of customers have filed for bankruptcy in 2001, including certain Enron Corporation affiliates. Certain DTE Energy subsidiaries had open transactions under a variety of agreements with bankrupt Enron affiliates, and such subsidiaries had an aggregate net liability of $24 million to Enron. There are various netting agreements with Enron affiliates. Internal and external counsel are working to determine the Company's rights within these agreements. The Company has not reserved for any exposure, in addition to the net liabilities already recorded, as management cannot estimate a probable loss exposure and currently does not believe the resolution of this matter will have a material impact to the Company.



The Company is involved in certain legal (including commercial matters), administrative and environmental proceedings before various courts, arbitration panels and governmental agencies concerning claims arising in the ordinary course of business. These proceedings include certain contract disputes, environmental reviews and investigations, and pending judicial matters. Management cannot predict the final disposition of such proceedings. Management regularly reviews legal matters and records provisions for claims that are considered probable of loss. The resolution of pending proceedings is not expected to have a material effect on the Company's financial statements in the period they are resolved.

See Notes 4 and 5 for a discussion of contingencies related to Regulatory Matters and Fermi 2.

NOTE 15 – RETIREMENT BENEFITS AND TRUSTEED ASSETS

Pension Plan Benefits

The Company has defined benefit retirement plans for all eligible union and nonunion employees. Prior to December 31, 2001, the Company had three separate defined benefit retirement plans. Effective December 31, 2001, two of the defined benefit retirement plans merged into one plan. All of the plans are noncontributory, cover substantially all employees and provide retirement benefits based on the employees' years of benefit service, average final compensation and age at retirement. The Company's policy is to fund pension cost calculated under the projected unit credit actuarial cost method.

Net pension cost for the years ended December 31 includes the following components:

(in Millions)	2001	2000	1999
Service Cost	$ 40	$ 35	$ 35
Interest Cost	140	107	92
Expected Return on Plan Assets	(193)	(139)	(124)
Amortization of			
Prior service cost	10	10	5
Net transition asset	(5)	(4)	(4)
Special Termination			
Benefits (Note 3)	167	–	–
Net Pension Cost	$ 159	$ 9	$ 4

The following table sets forth a reconciliation of the obligations, assets and funded status of the plans as well as the amounts recognized as prepaid pension cost in the consolidated statement of financial position at December 31:

(in Millions)	2001	2000
Accumulated Benefit Obligation		
at the End of the Period	$ 2,023	$ 1,408
Projected Benefit Obligation at the		
Beginning of the Period	$ 1,540	$ 1,457
Service Cost	40	35
Interest Cost	140	107
Actuarial Loss	103	21
Special Termination Benefits (Note 3)	167	–
Benefits Paid	(206)	(82)
MCN Energy Acquisition	481	–
Plan Amendments	(46)	2
Projected Benefit Obligation at the		
End of the Period	$ 2,219	$ 1,540
Plan Assets at Fair Value at the		
Beginning of the Period	$ 1,416	$ 1,585
Actual Return on Plan Assets	(36)	(87)
Company Contributions	35	–
Benefits Paid	(206)	(82)
MCN Energy Acquisition	974	–
Plan Assets at Fair Value at the		
End of the Period	$ 2,183	$ 1,416
Funded Status of the Plans	$ (36)	$ (124)
Unrecognized		
Net loss	442	112
Prior service cost	31	85
Net transition asset	(2)	(7)
Prepaid Pension Cost	$ 435	$ 66

Assumptions used in determining the projected benefit obligation at December 31 were as follows:

	2001	2000	1999
Discount rate	7.25%	7.5%	7.5%
Annual increase in future compensation levels	4.0	4.0	4.0
Expected long-term rate of return on Plan assets	9.5	9.5	9.5

There are several supplemental nonqualified, noncontributory, retirement benefit plans for certain management employees.

The Company also sponsors defined contribution retirement savings plans. Participation in one of these plans is available to substantially all union and nonunion employees. The Company matches employee contributions up to certain predefined limits based upon salary and years of credited service. The cost of these plans was $26 million in 2001, $22 million in 2000 and $21 million in 1999.

Other Postretirement Benefits

The Company provides certain postretirement health care and life insurance benefits for retired employees who may become eligible for these benefits if they reach retirement age while working for the Company.

Net postretirement cost for the years ended December 31 includes the following components:

(in Millions)	2001	2000	1999
Service Cost	$ 27	$ 22	$ 23
Interest Cost	67	48	41
Expected Return on Plan Assets	(57)	(46)	(39)
Amortization of			
Net loss	1	–	–
Net transition obligation	20	20	21
Special Termination Benefits			
(Note 3)	46	–	–
Net Postretirement Cost	$ 104	$ 44	$ 46

The following table sets forth a reconciliation of the obligations, assets and funded status of the plans as well as the amounts recorded as accrued postretirement cost in the consolidated statement of financial position at December 31:

(in Millions)	2001	2000
Accumulated Postretirement Benefit Obligation at the Beginning of the Period	$ 751	$ 607
Service Cost	27	22
Interest Cost	67	48
Actuarial Loss	62	105
Special Termination Benefits (Note 3)	46	–
MCN Energy Acquisition	236	–
Plan Amendments	(12)	–
Benefits Paid	(50)	(31)
Accumulated Postretirement Benefit Obligation at the End of the Period	$ 1,127	$ 751
Plan Assets at Fair Value at the Beginning of the Period	$ 517	$ 501
Actual Return on Plan Assets	(25)	2
Company Contributions	11	23
Benefits Paid	(54)	(9)
MCN Energy Acquisition	175	–
Plan Assets at Fair Value at the End of the Period	$ 624	$ 517
Funded Status of the Plans	$ (503)	$ (234)
Unrecognized		
Net loss	187	44
Prior service cost	(12)	–
Net transition obligation	226	246
Accrued Postretirement Asset (Liability)	$ (102)	$ 56

Assumptions used in determining the projected benefit obligation at December 31 were as follows:

	2001	2000	1999
Discount rate	7.25%	7.5%	7.5%
Expected long-term rate of *return on Plan assets*	9.5	9.0	9.0

Benefit costs were calculated assuming health care cost trend rates beginning at 8.5% for 2002 and decreasing to 5% in 2008 *and thereafter for persons under age 65 and decreasing from* 9% to 5% for persons age 65 and over. A one-percentage-point increase in health care cost trend rates would have increased the aggregate of the service cost and interest cost components of benefit costs by $17 million and would have increased the accumulated benefit obligation by $142 million at December 31, 2001. A one-percentage-point decrease in the health care cost trend rates would have decreased the aggregate of the service cost and interest cost components of benefit costs by $14 million and would have decreased the accumulated benefit obligation by $118 million at December 31, 2001.

Grantor Trust

MichCon maintains a Grantor Trust which invests in life insurance contracts and income securities. Employees and retirees have no right, title or interest in the assets of the Grantor Trust, *and MichCon can revoke the trust subject to* providing the MPSC with prior notification.

NOTE 16 – STOCK-BASED COMPENSATION

The DTE Energy Company 2001 Stock Incentive Plan was approved by shareholders in 2001. The plan permits the grant of incentive stock options, non-qualifying stock options, stock awards, performance shares and performance units. The maximum aggregate number of shares of common stock that may be issued under this plan is 18 million shares. Participants in the plan include employees of the Company and its Board members. As of December 31, 2001, no performance units have been granted under the plan.

Prior to 2001, stock options, stock awards and performance shares were issued under the Long-Term Incentive Plan adopted in 1995.

Options

Options are exercisable at a rate pursuant to the terms of the individual stock option award agreements. The options will expire 10 years after the date of the grant. The option exercise price equals the fair market value of the stock on the date that the option was granted. Stock option activity was as follows:

	Number of Options	*Weighted Average Exercise Price*
Outstanding at January 1, 1999 (58,750 exercisable)	607,375	$33.70
Granted	428,000	$41.30
Exercised	(11,675)	$30.99
Canceled	(24,625)	$31.96
Outstanding at December 31, 1999 (194,371 exercisable)	999,075	$37.03
Granted	2,023,400	$32.12
Exercised	(10,750)	$28.50
Canceled	(29,500)	$41.14
Outstanding at December 31, 2000 (442,431 exercisable)	2,982,225	$33.69
Granted	2,775,341	$42.74
Exercised	(402,442)	$32.31
Canceled	(73,500)	$36.26
Outstanding at December 31, 2001 (1,678,870 exercisable at a weighted average exercise price of $35.45)	5,281,624	$38.51

The range of exercise prices for options outstanding at December 31, 2001, was $27.62 to $46.63. The number, weighted average exercise price and weighted average remaining contractual life of options outstanding were as follows:

Range of Exercise Prices	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
$27.62 - $38.04	1,987,067	$31.57	7.87 years
$38.60 - $42.44	1,277,887	$40.51	8.08 years
$42.60 - $43.85	918,650	$42.66	9.22 years
$45.28 - $46.63	1,098,020	$45.29	9.29 years
	5,281,624	$38.51	8.45 years

The Company applies APB Opinion 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation expense has been recorded for options granted. As required by SFAS No. 123, "Accounting for Stock-Based Compensation," the Company has determined the pro forma information as if it had accounted for its employee stock options under the fair value method. The fair value for these options was estimated at the date of grant using a modified Black/Scholes option pricing model – American style and the following weighted average assumptions:

	2001	2000	1999
Risk-free interest rate	5.40%	6.57%	5.64%
Dividend yield	4.73%	6.48%	4.95%
Expected volatility	19.78%	18.51%	17.28%
Expected life	10 years	10 years	10 years
Fair value per option	$8.81	$5.19	$7.18

The pro forma effect of these options would be to reduce pretax income by $14.4 million, $2.7 million, and $1.3 million for the years ended December 31, 2001, 2000 and 1999, respectively, and to reduce diluted earnings per share by $0.06, $0.02, and $0.01 for the years ended December 31, 2001, 2000 and 1999, respectively.

Stock Awards

Under the plan, stock awards are granted and restricted for a period not exceeding four years. Certain shares are subject to forfeiture if specified performance objectives are not met. A participant will have all rights of a shareholder with respect to a stock award, including the right to receive dividends and vote the shares; provided, however, that during such period (i) a participant may not sell, transfer, pledge, exchange or otherwise dispose of shares granted pursuant to a stock award; (ii) the Company shall retain custody of the certificates evidencing shares granted pursuant to a stock award; and (iii) the participant will deliver to the Company a stock power with respect to each stock award.

The stock awards are recorded at cost, which approximates the market value on the date of grant. The Company accounts for stock awards as unearned compensation, which is reported as a reduction to common stock. The cost is amortized to compensation expense over the vesting period. Stock award activity for the years ended December 31 was:

	2001	2000	1999
Restricted common shares awarded	247,640	29,565	99,500
Weighted average market price of shares awarded	$ 44.35	$ 32.00	$ 40.99
Compensation cost charged against income (in thousands)	$ 2,484	$ 1,130	$ 945

Performance Share Awards

Under the plan, performance shares means an award stated with reference to a specified number of shares of common stock that entitles the holder to receive a cash payment or shares of common stock or a combination thereof. The final number of shares of common stock awarded is determined by the achievement of certain performance objectives, as defined in the plan. The awards vest as of the end of a specified period. Beginning with the grant date, the Company accounts for performance share awards by accruing an amount based on the following: (i) the number of shares expected to be awarded based on the probable achievement of certain performance objectives, (ii) the market value of the shares, and (iii) the vesting period. For the year ended December 31, 2001, the Company accrued $1.2 million in compensation expense related to performance share awards.

During the applicable restriction period, the recipient of a performance share award has no shareholder rights until common stock is actually distributed. However, recipients will be paid an amount equal to the dividend equivalent on such shares. Performance share awards are nontransferable and are subject to risk of forfeiture. As of December 31, 2001, there were 277,355 performance share awards outstanding.

NOTE 17 – SEGMENT AND RELATED INFORMATION

The Company's reportable business segments are: Electric Utility – Detroit Edison and ITC; Gas Utility – MichCon; Wholesale Marketing & Trading, which consists of the trading and marketing operations of DTE Energy Trading and the natural gas trading and marketing operations of Enterprises; Energy Services, which consists of various businesses that develop and manage energy-related projects and services; Non-regulated other, which represents the operations of energy businesses primarily involved in emerging technologies and various other non-regulated gas operations acquired with the MCN Energy merger; and Corporate & Other, which includes expenses of the Company's corporate operation. The income tax provisions or benefits of DTE Energy's subsidiaries are determined on an individual company basis and recognize the tax benefit of alternate fuels credits and net operating losses. The subsidiaries record income tax payable to or receivable from

DTE Energy resulting from the inclusion of its taxable income or loss in DTE Energy's consolidated tax return. Inter-segment revenues are not material. Financial data for business segments are as follows:

(in Millions)	2001	2000	1999
Operating Revenues			
Electric Utility	$ 4,051	$ 4,129	$ 4,047
Gas Utility	603	–	–
Wholesale Marketing & Trading	2,580	985	251
Energy Services	577	472	418
Non-regulated other	137	92	39
Reconciliation and eliminations	(99)	(81)	(27)
Consolidated	$ 7,849	$ 5,597	$ 4,728
Depreciation, Depletion, and Amortization			
Electric Utility	$ 644	$ 719	$ 703
Gas Utility	60	–	–
Wholesale Marketing & Trading	1	–	–
Energy Services	42	34	31
Non-regulated other	17	5	1
Corporate & Other	31	–	–
Consolidated	$ 795	$ 758	$ 735
Interest Expense			
Electric Utility	$ 306	$ 277	$ 284
Gas Utility	33	–	–
Wholesale Marketing & Trading	13	–	–
Energy Services	23	30	38
Non-regulated other	10	4	1
Corporate & Other	147	46	31
Reconciliation and eliminations	(64)	(21)	(14)
Consolidated	$ 468	$ 336	$ 340
Income Tax Provision (Benefit)			
Electric Utility	$ 92	$ 172	$ 211
Gas Utility	(20)	–	–
Wholesale Marketing & Trading	24	5	5
Energy Services	(186)	(141)	(132)
Non-regulated other	(5)	(18)	(12)
Corporate & Other	(15)	(9)	(12)
Consolidated	$ (110)	$ 9	$ 60
Net Income			
Electric Utility	$ 369	$ 427	$ 434
Gas Utility	23	–	–
Wholesale Marketing & Trading	44	10	8
Energy Services	124	109	84
Non-regulated other	(6)	(35)	(23)
Corporate & Other	(18)	(27)	(20)
Merger and restructuring charges	(175)	(16)	–
MCN goodwill amortization	(29)	–	–
Consolidated	$ 332	$ 468	$ 483
Total Assets			
Electric Utility	$ 11,508	$ 10,986	$ 11,051
Gas Utility	2,520	–	–
Wholesale Marketing & Trading	1,048	468	109
Energy Services	1,352	942	945
Non-regulated other	1,212	268	175
Corporate & Other	2,025	798	509
Reconciliation and eliminations	(437)	(806)	(473)
Consolidated	$ 19,228	$ 12,656	$ 12,316
Capital Expenditures			
Electric Utility	$ 712	$ 587	$ 638
Gas Utility	69	–	–
Wholesale Marketing & Trading	–	–	–
Energy Services	258	100	95
Non-regulated other	57	62	6
Consolidated	$ 1,096	$ 749	$ 739

NOTE 18 – SUPPLEMENTARY QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Quarterly earnings per share may not total for the years, since quarterly computations are based on weighted average common shares outstanding during each quarter.

(in Millions, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2001					
Operating Revenues	$ 1,842	$ 1,790	$ 2,081	$ 2,136	$ 7,849
Operating Income (Loss)	244	(88)	212	328	696
Net Income (Loss) before accounting change	135	(87)	63	218	329
Net Income (Loss)	138	(87)	63	218	332
Basic Earnings (Loss) per Share before accounting change	.96	(.60)	.38	1.35	2.15
Diluted Earnings (Loss) per Share before accounting change	.95	(.60)	.38	1.34	2.14
2000					
Operating Revenues	$ 1,182	$ 1,428	$ 1,547	$ 1,440	$ 5,597
Operating Income	215	203	172	240	830
Net Income	117	108	104	139	468
Basic and Diluted Earnings per Share	.81	.76	.73	.97	3.27

DTE Energy Company

Statistical REVIEW

(Dollars in Millions, Except Common Share Data)	2001	2000	1999	1998
Operating Revenues				
Electric Utility				
Residential	$ 1,298	$ 1,265	$ 1,300	$ 1,253
Commercial	1,533	1,670	1,629	1,553
Industrial	773	848	809	753
Wholesale and Other	447	346	309	343
Total Electric Utility	4,051	4,129	4,047	3,902
Gas Utility	603	–	–	–
Non-regulated	3,195	1,468	681	319
Total	$ 7,849	$ 5,597	$ 4,728	$ 4,221
Net Income*	$ 536	$ 484	$ 483	$ 443
Electric Sales *(Millions of kWh)*				
Residential	14,503	13,903	14,064	13,752
Commercial	18,777	19,762	19,546	18,897
Industrial	14,430	16,090	15,647	14,700
Other	2,538	2,653	2,595	2,357
Total system	50,248	52,408	51,852	49,706
Wholesale	868	2,592	3,672	5,207
Total	51,116	55,000	55,524	54,913
Electric Customers at Year End *(Thousands)*				
Residential	1,938	1,922	1,904	1,884
Commercial	184	185	182	181
Industrial	1	1	1	1
Other	2	2	2	2
Total	2,125	2,110	2,089	2,068
Financial Position at Year End				
Net property	$ 9,543	$ 7,387	$ 7,148	$ 6,943
Total assets	19,228	12,656	12,316	12,088
Long-term debt, including capital leases	7,654	4,039	4,091	4,323
Total shareholders' equity	4,589	4,009	3,909	3,698
Common Share Data				
Earnings per common share – diluted*	$ 3.48	$ 3.39	$ 3.33	$ 3.05
Dividends declared	$ 2.06	$ 2.06	$ 2.06	$ 2.06
Average shares outstanding – diluted (millions)	154	143	145	145
Return on average common equity*	12.27%	12.28%	12.75%	12.25%
Book value per share	$ 28.48	$ 28.14	$ 26.75	$ 25.49
Market price: High	47.13	41.25	44.69	49.25
Low	33.13	28.44	31.06	33.50
Year end	41.94	38.94	31.63	43.06
Miscellaneous Financial Data				
Cash flow from operations	$ 811	$ 1,015	$ 1,084	$ 834
Capital expenditures	1,096	749	739	589
Miscellaneous Operating Data				
System peak demand (MW)	11,860	10,919	11,018	10,704
Employees at year end	11,030	9,144	8,886	8,781

* Amounts have been adjusted to exclude merger and restructuring charges and goodwill amortization totaling $204 million in 2001 and $16 million in 2000.

1997	1996	1995	1994	1993	1992	1991
$ 1,179	$ 1,198	$ 1,211	$ 1,136	$ 1,126	$ 1,098	$ 1,155
1,501	1,506	1,496	1,473	1,428	1,438	1,411
726	731	728	736	720	749	724
251	207	199	174	281	273	302
3,657	3,642	3,634	3,519	3,555	3,558	3,592
–	–	–	–	–	–	–
107	3	2	–	–	–	–
$ 3,764	$ 3,645	$ 3,636	$ 3,519	$ 3,555	$ 3,558	$ 3,592
$ 417	$ 309	$ 406	$ 390	$ 491	$ 558	$ 535
12,898	12,949	13,006	12,170	12,033	11,309	12,222
17,997	17,706	17,471	17,042	15,996	15,384	15,571
14,345	14,062	13,825	13,356	12,618	11,827	11,564
1,855	1,690	1,671	1,586	2,318	2,177	1,692
47,095	46,407	45,973	44,154	42,965	40,697	41,049
3,547	2,046	2,969	1,978	3,611	3,204	5,534
50,642	48,453	48,942	46,132	46,576	43,901	46,583
1,870	1,847	1,825	1,805	1,790	1,778	1,771
178	175	174	172	171	169	168
1	1	1	1	1	1	1
2	2	2	2	2	2	2
2,051	2,025	2,002	1,980	1,964	1,950	1,942
$ 8,934	$ 8,833	$ 8,823	$ 8,925	$ 8,900	$ 9,024	$ 9,002
11,223	11,015	11,131	10,993	11,135	10,309	10,464
3,914	3,894	3,884	3,951	3,972	4,129	4,388
3,706	3,588	3,763	3,706	3,677	3,448	3,201
$ 2.88	$ 2.13	$ 2.80	$ 2.67	$ 3.34	$ 3.79	$ 3.64
$ 2.06	$ 2.06	$ 2.06	$ 2.06	$ 2.06	$ 1.98	$ 1.88
145	145	145	146	147	147	147
12.03%	8.87%	11.85%	11.64%	15.23%	18.56%	19.55%
$ 24.51	$ 23.69	$ 23.62	$ 22.89	$ 22.34	$ 21.13	$ 19.32
34.75	37.25	34.88	30.25	37.13	35.25	35.38
26.13	27.63	25.75	24.25	29.88	30.25	27.75
34.69	32.38	34.50	26.13	30.00	32.75	34.75
$ 905	$ 1,079	$ 913	$ 923	$ 1,110	$ 1,063	$ 952
484	531	454	366	396	416	272
10,305	10,337	10,049	9,684	9,362	8,704	8,980
8,732	8,526	8,340	8,494	8,919	9,183	9,357

Other Information About DTE ENERGY

Market for the Company's Common Equity and Related Shareholder Matters

DTE Energy's common stock is listed on the New York Stock Exchange and the Chicago Stock Exchange (symbol DTE). The following table indicates the reported high and low sales prices of DTE Energy common stock on the composite tape of the New York Stock Exchange and dividends paid per share for each quarterly period during the past two years:

Calendar	Quarter	High	Low	Dividends Paid Per Share
2001	First	$ 40.200	$ 33.125	$ 0.515
	Second	47.130	39.790	0.515
	Third	47.040	41.300	0.515
	Fourth	45.000	39.900	0.515
2000	First	$ 41.250	$ 28.438	$ 0.515
	Second	35.938	28.875	0.515
	Third	40.250	30.438	0.515
	Fourth	39.313	34.938	0.515

As of Dec. 31, 2001, 161,133,959 shares of the Company's common stock were outstanding. These shares were held by a total of 114,556 shareholders.

The amount of future dividends will depend on the company's earnings, financial condition and other factors, including the effects of utility restructuring and the transition to competition.

Distribution of Ownership of DTE Energy Common Stock as of Dec. 31, 2001:

Type of Owner	Owners	Shares
Individuals	58,190	15,800,699
Joint Accounts	44,083	17,967,098
Trust Accounts	11,187	8,160,429
Nominees	25	102,923,585
Institutions/Foundations	153	68,209
Brokers/Security Dealers	8	22,436
Others	910	16,191,503
Total	114,556	161,133,959

State and Country	Owners	Shares
Michigan	58,200	23,245,865
Florida	6,995	3,078,189
California	5,775	1,984,612
New York	4,706	120,124,783
Illinois	4,415	1,556,711
Ohio	3,595	1,205,700
44 Other States	30,409	9,803,364
Foreign Countries	461	134,735
Total	114,556	161,133,959

Annual Meeting of Shareholders

The 2002 Annual Meeting of DTE Energy Shareholders will be held at 10 a.m., Detroit time, Wednesday, April 24, 2002, at the DTE Energy Building, 660 Plaza Drive, Detroit.

Corporate Address

DTE Energy
2000 2nd Ave., Detroit, MI 48226-1279
Telephone: 313.235.4000
Web site: www.dteenergy.com

Independent Auditors

Deloitte & Touche LLP
600 Renaissance Center, Suite 900, Detroit, MI 48243-1704

Form 10-K

Copies of Form 10-K, Securities and Exchange Commission Annual Report, are available.
Requests should be directed to:

Susan M. Beale
Vice President and Corporate Secretary
DTE Energy
2000 2nd Ave., Detroit, MI 48226-1279

Transfer Agent

The Detroit Edison Company
2000 2nd Ave., Detroit, MI 48226-1279
Shareholder Services: 800.551.5009

Registrar of Stock

The Detroit Edison Company
2000 2nd Ave., Detroit, MI 48226-1279
DTE Energy common stock

Other Shareholder Information

As a service to shareholders of record, DTE Energy offers direct deposit of dividend payments. Payments can be electronically transferred directly to the bank or savings and loan account of choice on the payment date. Please write to the address below, or call 800.551.5009 to receive an authorization form to request direct deposit of dividend payments.

DTE Energy
c/o Detroit Edison, Shareholder Services, 434 W.C.B.
2000 2nd Ave., Detroit, MI 48226-1279

DTE
LISTED
NYSE

DTE Energy Company

WORDS Our Industry Uses

Coke and Coke Battery Ovens

Raw coal is heated to high temperatures in ovens to drive off impurities, leaving a carbon residue called coke. Coke is combined with iron ore to create a high metallic iron that is used to produce steel. A series of coke ovens configured in a module is referred to as a battery.

Distributed Generation (DG)

Electric energy produced at or close to the point of use, in contrast to central station generation which generally produces electricity at large power plants and transmits and distributes power over long distances. DG includes fuel cells, small gas turbine engines called micro-turbines, and other devices capable of producing 2 kilowatts to 1 megawatt of power.

Customer Choice

The choice programs are statewide initiatives giving customers in Michigan the option to choose alternative suppliers for electricity and gas.

Energy Management Businesses

DTE Energy's non-regulated businesses spanning fossil fuels, natural gas, power generation, landfill gas recovery, energy trading and on-site energy services. The company's non-regulated energy technologies subsidiary is not considered an energy management business.

Fossil Fleet

All of a company's plants using coal, oil, gas or other fossil fuel as their source of energy.

Gate Station

A facility at which natural gas pressures are lowered, odorant is added and gas is transferred from a transmission line to a distribution system for supply in a defined service area.

Independent Power Producer (IPP)

A company or individual that is not directly regulated as a public utility. These entities produce power for their own use and/or sell it to regulated utilities.

Midwest Independent System Operator (MISO)

MISO is the first regional transmission operator in the country approved by the Federal Energy Regulatory Commission (FERC). MISO serves as an agent for its 19 transmission-owning members and spans nearly 73,000 miles of electric transmission lines over a 15-state area and parts of Canada.

Peaking Plant

A power plant brought online at times of peak demand.

Power Generation

Generation of energy for sale on the open market and/or to energy traders.

Power Supply and Gas Cost Recovery Mechanism

A power supply fuel clause adjustment mechanism allowed Detroit Edison to recover through rates its fuel, fuel-related and purchased power electric expenses. The clause was suspended under Michigan's new restructuring legislation signed into law June 5, 2000, which lowered and froze customer rates. In January 2002, MichCon reinstated a previously suspended fuel clause gas cost recovery mechanism. This permits it to pass the cost of natural gas to its customers and generate profit only from a delivery charge.



Random Outage Rate

The unscheduled time a generating unit is unavailable to produce electricity, expressed in a percentage.

Securitization

A mechanism used by Detroit Edison to refinance specific assets and costs at lower interest rates through the sale of rate reduction bonds.

Stranded Costs

Costs incurred by utilities in order to serve customers in a regulated environment, but which may not be recoverable if customers switch to alternative suppliers of electricity and gas.

Synfuels

Synthetic fuels are made by capturing fine particles of coal and processing it into a product that is burned either to produce energy at power plants, or to fuel steel plant coke batteries.

Designed by Pangborn Design, Ltd.,
Detroit, Michigan.

Printed by Case-Hoyt,
A St. Ives Group Company
Rochester, New York.

Printed on recycled paper

DTE Energy Company
2000 2nd Ave., Detroit, MI 48226-1279
www.dteenergy.com

DTE Energy®